SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2011 and 2010

and Independent Auditors’ Report

Independent Auditors’ Report

on the individual and consolidated Financial Statements

To the Board of Directors and Shareholders

Braskem S.A.

We have audited the accompanying financial statements of Braskem S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2011 and the statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Braskem S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

Independent Auditors’ Report

on the individual and consolidated Financial Statements

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A.as at December 31, 2011, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Braskem S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Independent Auditors’ Report

on the individual and consolidated Financial Statements

Other matters

Supplementary information - statements
of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2011, which are the responsibility of the Company’s management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Salvador March 13, 2012

PricewaterhouseCoopers Auditores Independentes

CRC 2SP000160/O-5 “F” BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0"S" BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

		Parent Company		Consolidated
Assets	Note	2011	2010	2011	2010

Current assets
Cash and cash equivalents	6	2,224,335	2,339,060	2,986,819	2,624,270
Financial investments	7	168,979	236,319	170,297	236,319
Trade accounts receivable	8	1,097,482	1,077,492	1,843,756	1,894,648
Inventories	9	1,968,509	1,789,505	3,623,522	3,015,657
Taxes recoverable	11	606,258	400,969	1,036,253	698,879
Dividends and interest on capital		30,268	10,895
Prepaid expenses		60,109	29,690	104,496	41,620
Other receivables	14	162,173	111,074	406,634	228,569

		6,318,113	5,995,004	10,171,777	8,739,962

Non-current assets
Financial investments	7	34,720	28,706	34,752	28,706
Trade accounts receivable	8	49,858	59,026	51,056	62,303
Taxes recoverable	11	1,062,974	1,096,497	1,506,247	1,444,401
Deferred income tax and social contribution	23.2	415,002	361,299	1,237,144	1,136,685
Judicial deposits	12	151,592	227,888	174,220	250,195
Related parties	10	1,624,513	2,408,371	58,169	53,742
Insurance claims	13	246,357	40,336	252,670	40,336
Other receivables	14	138,265	95,780	182,533	107,432
Investments in subsidiaries and jointly-controlled subsidiaries	15	8,062,528	6,549,402
Investment in associates	15	29,870	157,910	29,870	160,790
Other investments		6,575	6,575	10,844	7,485
Property, plant and equipment	16	11,665,942	11,100,184	20,628,187	19,366,272
Intangible assets	17	2,248,675	2,280,111	3,016,692	3,079,182

		25,736,871	24,412,085	27,182,384	25,737,529

Total assets		32,054,984	30,407,089	37,354,161	34,477,491

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais	Continued

		Parent Company		Consolidated
Liabilities and equity	Note	2011	2010	2011	2010

Current liabilities
Trade payables		5,052,757	4,462,552	6,847,340	5,201,162
Borrowings	19	961,519	1,212,975	1,391,779	1,206,444
Debentures	20		517,741		517,741
Hedge operations	21.2.1	82,912	27,618	83,392	50,124
Payroll and related charges		155,248	252,694	242,102	360,368
Taxes payable	22	215,924	235,339	329,987	390,062
Dividends and interest on capital	29 (h.1)	1,617	416,648	4,838	419,981
Advances from customers		13,935	44,587	19,119	50,344
Sundry provisions	24	18,759	26,036	23,629	32,602
Other payables	18	47,514	125,935	119,402	233,322
Related parties	10	79,790	64,517

		6,629,975	7,386,642	9,061,588	8,462,150

Non-current liabilities
Borrowings	19	11,276,196	9,309,704	13,753,033	11,004,301
Debentures	20			19,102
Hedge operations	21.2.1	10,278	12,526	10,278	34,433
Taxes payable	22	1,500,584	1,449,704	1,613,179	1,583,569
Related parties	10	1,297,567	83,739	44,833	31,386
Long-term incentives	25	15,213	14,442	15,213	14,442
Deferred income tax and social contribution	23.2	900,716	1,238,340	1,938,971	2,200,538
Pension plans	26	134,506	109,894	149,575	123,517
Provision for losses on subsidiaries	15 (c)	90,990	937
Advances from customers	27	77,846		218,531
Sundry provisions	24	94,913	124,495	298,094	362,265
Other payables	18	241,412	237,567	280,546	252,604

		15,640,221	12,581,348	18,341,355	15,607,055

Equity	29
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		845,998	845,998	845,998	845,998
Revenue reserves		591,307	1,338,908	591,307	1,338,908
Other comprehensive income		315,586	221,350	315,586	221,350
Treasury shares		(11,325)	(10,379)	(60,217)	(59,271)

Total attributable to the shareholders of the Company		9,784,788	10,439,099	9,735,896	10,390,207

Non-controlling interest	2.2			215,322	18,079

		9,784,788	10,439,099	9,951,218	10,408,286

Total liabilities and equity		32,054,984	30,407,089	37,354,161	34,477,491

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company		Consolidated
	Note	2011	2010	2011	2010

Net sales revenue	31	18,205,335	17,152,789	33,176,160	25,494,817
Cost of products sold		(15,512,386)	(14,109,477)	(29,317,951)	(21,411,775)

Gross profit		2,692,949	3,043,312	3,858,209	4,083,042

Income (expenses)
Selling		(166,863)	(176,325)	(343,655)	(383,454)
Distribution		(325,079)	(299,890)	(480,532)	(335,510)
General and administrative		(694,396)	(723,118)	(1,025,668)	(969,929)
Research and development		(62,321)	(55,288)	(99,083)	(78,778)
Results from equity investments	15 (c)	(21,181)	439,014	(1,419)	20,302
Results from business combinations	5		849,194		975,283
Other operating income (expenses), net	33	(19,906)	(43,959)	22,053	(95,995)

Operating profit		1,403,203	3,032,940	1,929,905	3,214,961

Financial results	34
Financial expenses		(2,846,480)	(1,149,483)	(3,574,240)	(1,696,949)
Financial income		526,062	340,732	769,341	369,426

		(2,320,418)	(808,751)	(2,804,899)	(1,327,523)

Profit (loss) before income tax and
social contribution		(917,215)	2,224,189	(874,994)	1,887,438

Current income tax and social contribution	23.1	(1,712)	(20,426)	(18,981)	(61,536)
Deferred income tax and social contribution	23.1	393,785	(308,454)	377,136	63,583
		392,073	(328,880)	358,155	2,047

Profit (loss) for the year		(525,142)	1,895,309	(516,839)	1,889,485

Attributable to:
Company's shareholders				(525,142)	1,895,309
Non-controlling interest	2.2			8,303	(5,824)

				(516,839)	1,889,485

Earnings (loss) per share attributable to the shareholders of the Company at the end of the year (R$)	30
Basic earnings (loss) per share - common				(0.6580)	2.7037
Basic earnings (loss) per share - preferred				(0.6580)	2.5904
Diluted earnings (loss) per share - common				(0.6577)	2.7031
Diluted earnings (loss) per share - preferred				(0.6577)	2.5898

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

		Parent Company		Consolidated
	Note	2011	2010	2011	2010

Profit (loss) for the year		(525,142)	1,895,309	(516,839)	1,889,485

Other comprehensive income or loss:
Available for sale financial assets	0		58		58
Cash flow hedge	21.2.2	7,231	(20,042)	45,034	6,032
Cash flow hedge - subsidiaries		37,803	26,074
Foreign currency translation adjustment	15 (b)	54,631	(79,135)	56,809	(79,346)
Income tax and social contribution related to components of comprehensive income	21.2.2	(2,458)	6,793	(2,458)	6,793

Total other comprehensive income or loss		97,207	(66,252)	99,385	(66,463)

Total comprehensive income or loss for the year		(427,935)	1,829,057	(417,454)	1,823,022

Attributable to:
Company's shareholders				(427,935)	1,829,057
Non-controlling interest				10,481	(6,035)

				(417,454)	1,823,022

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

										Parent Company
				Revenue reserves						Retained
						Unrealized	Additional	Other		earnings	Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	equity

At December 31, 2009		5,473,181	416,675					314,838	(10,376)	(1,215,674)	4,978,644

Comprehensive income for the year:
Profit for the year										1,895,309	1,895,309
Fair value of financial assets, net of taxes								38			38
Fair value of cash flow hedge, net of taxes								12,845			12,845
Foreign currency translation adjustment								(79,135)			(79,135)
								(66,252)		1,895,309	1,829,057

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(27,236)		27,236

Contributions and distributions to shareholders:
Capital increase		2,570,041	1,479,294								4,049,335
Purchase of treasury shares									(3)		(3)
Expired dividends / other										(2,650)	(2,650)
Absorption of losses			(1,061,871)							1,061,871
Tax incentives			11,900							(11,900)
Legal reserve				87,710						(87,710)
Minimum mandatory dividends										(415,284)	(415,284)
Additional dividends proposed							250,346			(250,346)
Unrealized profit reserves						995,505				(995,505)
Tax incentives reserve					5,347					(5,347)
		2,570,041	429,323	87,710	5,347	995,505	250,346		(3)	(706,871)	3,631,398

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)		10,439,099

Comprehensive income for the year:
Loss for the year										(525,142)	(525,142)
Fair value of cash flow hedge, net of taxes	21.2.2							42,576			42,576
Foreign currency translation adjustment	15 (b)							54,631			54,631
								97,207		(525,142)	(427,935)
Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079
Contributions and distributions to shareholders:
Payment of additional dividends proposed							(250,346)				(250,346)
Tax incentives					(800)						(800)
Gain on interest in subsidiary	15 (b)							3,106			3,106
Expired dividends / other										531	531
Absorption of losses	29 (e)					(496,455)				496,455
Additional dividends proposed	29 (e)					(482,593)	482,593
Repurchase of treasury shares	29 (g)								(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)		9,784,788

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

													Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2009		5,473,181	416,675					314,838	(10,376)	(1,215,674)	4,978,644		4,978,644

Comprehensive income for the year:
Profit for the year										1,895,309	1,895,309	(5,824)	1,889,485
Fair value of financial assets, net of taxes								38			38		38
Fair value of cash flow hedge, net of taxes								12,845			12,845		12,845
Foreign currency translation adjustment								(79,135)			(79,135)	(211)	(79,346)
								(66,252)		1,895,309	1,829,057	(6,035)	1,823,022

Equity valuation adjustments

Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(27,236)		27,236

Contributions and distributions to shareholders:
Capital increase		2,570,041	1,479,294								4,049,335		4,049,335
Treasury shares									(48,892)		(48,892)		(48,892)
Purchase of treasury shares									(3)		(3)		(3)
Expired dividends / other										(2,650)	(2,650)		(2,650)
Absorption of losses			(1,061,871)							1,061,871
Tax incentives			11,900							(11,900)
Legal reserve				87,710						(87,710)
Minimum mandatory dividends										(415,284)	(415,284)		(415,284)
Additional dividends proposed							250,346			(250,346)
Unrealized profit reserves						995,505				(995,505)
Tax incentives reserve					5,347					(5,347)
Acquisition of non-controlling interest												24,114	24,114
		2,570,041	429,323	87,710	5,347	995,505	250,346		(48,895)	(706,871)	3,582,506	24,114	3,606,620

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the year:
Loss for the year										(525,142)	(525,142)	8,303	(516,839)
Fair value of cash flow hedge, net of taxes	21.2.2							42,576			42,576		42,576
Foreign currency translation adjustment	15 (b)							54,631			54,631	2,178	56,809
								97,207		(525,142)	(427,935)	10,481	(417,454)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920

Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase of non-controlling interest		-										86,634	86,634
Payment of additional dividends proposed	29 (h.1)						(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary	15 (b)							3,106			3,106	(3,106)
Acquisition of non-controlling interest - Cetrel	2.2											103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses	29 (e)					(496,455)				496,455
Additional dividends proposed	29 (e)					(482,593)	482,593
Repurchase of treasury shares	29 (g)								(946)		(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)		9,735,896	215,322	9,951,218

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Parent Company		Consolidated
	2011	2010	2011	2010

Profit (loss) before income tax and social contribution	(917,215)	2,224,189	(874,994)	1,887,438
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,064,731	1,036,758	1,721,428	1,606,354
Results from equity investments	21,181	(439,014)	1,419	(20,302)
Results from business combinations		(849,194)		(975,283)
Interest and monetary and exchange variations, net	1,900,976	615,497	2,292,498	413,194
Other	517	23,201	2,302	47,209

	2,070,190	2,611,437	3,142,653	2,958,610

Changes in operating working capital
Held-for-trading financial investments	83,224	(50,460)	90,953	79,764
Trade accounts receivable	(11,245)	322,674	365,901	184,442
Inventories	(173,519)	(226,778)	(382,465)	(382,285)
Taxes recoverable	(125,862)	284,139	(311,021)	622,167
Prepaid expenses	(29,871)	(7,605)	(62,531)	(5,062)
Receivables from related parties	128,429	(810,110)
Other receivables	(138,106)	(68,664)	(356,253)	1,730
Trade payables	784,797	1,112,734	1,325,977	683,639
Taxes payable	(8,888)	(430,828)	(52,134)	(601,878)
Long-term incentives	771	6,733	771	6,733
Advances from customers	47,194	(21,847)	187,306	(38,424)
Sundry provisions	(56,607)	(10,936)	(74,402)	21,128
Other payables	(296,253)	155,701	(212,133)	177,901

Cash from operations	2,274,254	2,866,190	3,662,622	3,708,465

Interest paid	(639,680)	(595,796)	(802,427)	(929,481)
Income tax and social contribution paid	(50,439)	(45,222)	(82,695)	(58,617)

Net cash generated by operating activities	1,584,135	2,225,172	2,777,500	2,720,367

Proceeds from the sale of fixed assets and investments	423	1,781	23,958	1,781
Proceeds from the capital reduction of associates	6,600		6,600
Acquisitions of investments in subsidiaries and associates	(572,847)	(4,586,233)	(619,207)	(939,427)
Acquisitions to property, plant and equipment	(1,602,251)	(1,307,279)	(2,252,491)	(1,689,006)
Acquisitions of intangible assets	(5,131)		(11,474)	(17,042)
Held-to-maturity financial investments	(4,814)	256,113	(13,856)	256,113

Net cash used in investing activities	(2,178,020)	(5,635,618)	(2,866,470)	(2,387,581)

Short-term and long-term debt
Obtained borrowings	4,284,538	4,477,351	7,122,632	5,860,561
Payment of borrowings	(4,305,282)	(4,839,330)	(6,042,644)	(10,013,753)
Related parties
Obtained loans	2,459,254	484,847
Payment of loans	(1,293,557)	(414,277)
Dividends paid	(664,847)	(98)	(664,851)	(107)
Non-controlling interests in subsidiaries			76,406
Repurchase of shares	(946)	(3)	(946)	(3)
Capital increase		3,746,892		3,764,971
Other			4,147

Net cash provided by (used in) financing activities	479,160	3,455,382	494,744	(388,331)

Exchange variation on cash of foreign subsidiaries			(117,030)	(3,253)

Increase (decrease) in cash and cash equivalents	(114,725)	44,936	288,744	(58,798)

Represented by
Cash and cash equivalents at the beginning of the year	2,339,060	2,294,124	2,698,075	2,683,068
Cash and cash equivalents at the end of the year	2,224,335	2,339,060	2,986,819	2,624,270

Increase (decrease) in cash and cash equivalents	(114,725)	44,936	288,744	(58,798)

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of value added

Years ended December 31

All amounts in thousands of reais

	Parent Company		Consolidated
	2011	2010	2011	2010

Revenue	22,322,402	21,031,396	39,623,873	31,217,214
Sale of goods, products and services	22,339,568	21,069,290	39,579,217	31,392,470
Other income (expenses), net	(25,558)	(27,296)	40,044	(108,360)
Allowance for doubtful accounts - reversal (recognition)	8,392	(10,598)	4,612	(66,896)
Inputs acquired from third parties	(17,810,055)	(16,458,763)	(33,357,839)	(24,644,991)
Cost of products, goods and services sold	(17,068,140)	(15,743,445)	(32,169,206)	(23,687,052)
Material, energy, outsourced services and other	(756,991)	(698,173)	(1,196,721)	(976,327)
Impairment / recovery of assets	15,076	(17,145)	8,088	18,388
Gross value added	4,512,347	4,572,633	6,266,034	6,572,223

Depreciation, amortization and depletion	(1,064,731)	(1,036,758)	(1,721,428)	(1,606,354)

Net value added produced by the entity	3,447,616	3,535,875	4,544,606	4,965,869

Value added received in transfer	505,115	1,629,421	768,175	1,363,071
Equity in the results of investees	(21,181)	439,014	(1,419)	20,302
Financial income	526,062	340,732	769,341	369,426
Result from business combination		849,194		975,283
Other	234	481	253	(1,940)

Total value added to distribute	3,952,731	5,165,296	5,312,781	6,328,940

Personnel	487,508	485,305	762,314	786,511
Direct compensation	371,573	380,234	577,110	630,795
Benefits	84,504	73,939	140,095	111,486
FGTS (Government Severance Pay Fund)	31,431	31,132	45,109	44,230

Taxes, fees and contributions	1,001,877	1,486,653	1,313,788	1,781,323
Federal	201,648	1,115,770	366,996	1,062,174
State	795,426	367,890	925,309	704,644
Municipal	4,803	2,993	21,483	14,505

Remuneration on third parties' capital	2,988,488	1,298,029	3,753,518	1,871,621
Financial expenses (including exchange variation)	2,836,289	1,131,747	3,558,776	1,676,227
Rentals	152,199	166,282	194,742	195,394

Remuneration on own capital	(525,142)	1,895,309	(516,839)	1,889,485
Profit retained (loss) in the year	(525,142)	1,480,025	(525,142)	1,480,025
Dividends		415,284		415,284
Non-controlling interests in profits retained or losses			8,303	(5,824)

Value added distributed	3,952,731	5,165,296	5,312,781	6,328,940

•          The statement of value added is not a required part of a set of financial statements under IFRS.

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

1                    Operations

Braskem S.A. (“Parent Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia, which, together with its subsidiaries and jointly-controlled subsidiaries (“Braskem” or “Company”), operates 35 industrial units, 28 of which are located in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo, five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany. These units produce basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas) – and thermoplastic resins – polyethylene, polypropylene and polyvinyl chloride (“PVC”). Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or shareholder.

Braskem S.A. is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds a 50.1% and a 38.1% interest in its voting and total capital, respectively.

(a)               Significant operational events

In September 2010, the management of the subsidiary Braskem PP Americas, Inc ("Braskem America") decided to suspend a polypropylene production line at the plant located in the State of Texas. The key factors driving this decision were the line's outdated technology, high production cost, and low production capacity. Braskem America will keep the production of polypropylene in other lines of that plant without affecting its total production of other resins. The residual carrying amount of this production line on December 31, 2011 and 2010 equals zero.

On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex, which will produce 200,000 metric tons of green polyethylene per year. With this new unit, the Company now supplies resin from renewable sources, diversifying its competitive raw material sources. The cost of the investment was R$ 482,053.

In December 2011, Sunoco Chemicals, Inc. (“Sunoco Chemicals”) announced that as from the second half of 2012 it will shut down, permanently, the activities of its refinery, which is one of the suppliers of raw materials to the polypropylene plant of the subsidiary Braskem America located in the State of Pennsylvania. The annual production capacity of this plant is 350,000 metric tons and the residual book value on December 31, 2011 is US$ 94,303 (R$ 176,894).

The agreement for the purchase of this polypropylene plant entered into with Sunoco Chemicals itself in 2010 provides for an indemnity to Braskem in the event of an interruption in the supply of raw materials that exceeds the residual book value mentioned above.

Despite this guarantee, Braskem’s management is analyzing economically viable ways for the supply of inputs to its industrial unit. The plant is still operating at normal levels with the supply coming from other sources and from Sunoco Chemicals itself, which has been supplementing the supply through its refinery in Philadelphia.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)           Corporate events

Since its creation on August 16, 2002, Braskem has been undergoing an extensive corporate restructuring process, which has been disclosed to the market in the form of “Material Fact” notices. The main events in 2010 and 2011 are summarized below:

(b.1)   Quattor

On January 22, 2010, Braskem announced the completion of the negotiations for the acquisition of Quattor Participações S.A. (“Quattor”), currently named Braskem Qpar S.A. (“Braskem Qpar”), by means of an Investment Agreement entered into on that date between Odebrecht, Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement allowed Petrobras to consolidate its main petrochemical assets in the Company.

Also, as a result of the Investment Agreement, the Company has the preemptive right to participate as a partner in the projects of the Petrochemical Complex in the State of Rio de Janeiro - COMPERJ - and the Petrochemical Complex of Suape, in the State of Pernambuco.

The Investment Agreement was approved without restrictions on February 23, 2011 by the Brazilian antitrust agency (“CADE”).

All stages of the Investment Agreement had already been implemented by September 30, 2010, as follows:

(i)             In December 2009, the holding company BRK Investimentos Petroquímicos S.A. (“BRK”) was created, in which all the common shares issued by Braskem and held by Odebrecht and Petrobras were subsequently concentrated.

(ii)           In April 2010, Odebrecht and Petrobras completed a capital increase in BRK in the amount of R$ 3,500,000 through the payment of new shares in cash.

(iii)         On April 14, 2010, the Board of Directors approved an increase of the Company’s capital in the form of a private subscription, which resulted in the payment of 243,206,530 common shares and 16,697,781 class A preferred shares, at the price of R$ 14.40 each, totaling R$ 3,742,622. Of this amount, R$ 2,378,742 was allocated to capital and R$ 1,363,880 to the capital reserve account (Note 29(a)).

(iv)        On April 27, 2010, the Company announced by means of a Material Fact, the acquisition from Unipar of shares representing 60% of Quattor’s voting and total capital by means of the payment of R$ 659,454 in cash. On April 30, 2010, Quattor held the following investments:

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(v)           On May 10, 2010, the Company announced to the market the acquisition, from Unipar, of 100% of the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) and the shares representing 33.33% of the total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) by means of the payment in cash of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil ("Chevron"), shares representing 33.33% of the total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron, the Company became the direct and indirect holder of 100% of Polibutenos' capital.

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), the acquisitions of Quattor and Unipar Comercial represented business combinations under Accounting Pronouncement of the Accounting Pronouncements Committee (“CPC”) 15 (R1) and International Financial Reporting Standards (“IFRS”) 3, and the effects of which are stated in Note 5.

(vi)         On June 18, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Quattor (current Braskem Qpar) shares held by Petrobras, which represented 40% of the total and voting capital of that subsidiary. The carrying amount of the merged net assets on March 31, 2010 amounted to R$ 199,356. Of this amount, R$ 164,744 was allocated to capital and R$ 34,612, to the capital reserve account. In this operation, 18,000,087 common shares were issued based on the exchange ratio of 0.18855863182 share of the Company for each share of Quattor, as determined in economic appraisal reports of the companies prepared by an independent appraiser. With this merger, the Company became the holder of 100% of the total and voting capital of Quattor.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(vii)       On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved a capital increase of R$ 4,014,128, without the issue of new shares. The capital increase was paid up using advances for future capital increase previously made by the Company. Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved a R$ 2,578,372 reduction in its capital stock, without the cancellation of shares and with return to the Company, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica S.A. (“Quattor Petroquímica”), which is currently named Braskem Petroquímica S.A. (“Braskem Petroquímica”).

(viii)     On August 9, 2010, BNDES Participações S.A. (“BNDESPAR”) exercised its put option for the shares of Riopol, equivalent to 25% of the total capital of this subsidiary. Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951 (60% of the shares held by BNDESPAR). The acquisition corresponds to 15% of the capital stock of Riopol and Braskem became the direct and indirect holder of 90% of the capital of this subsidiary.

The amount of this acquisition will be paid in three installments adjusted based on the Long-Term Interest Rate (“TJLP”) (Note 18), as follows:

a.           On June 11, 2015, corresponding to 15% of the total amount;

b.          On June 11, 2016, corresponding to 35% of the total amount;

c.           On June 11, 2017, corresponding to 50% of the total amount.

(ix)         On August 30, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Riopol shares, converting Riopol into a wholly-owned subsidiary. The carrying amount of the merged net assets on March 31, 2010, the base date of the operation, amounted to R$ 103,087. Of this amount, R$ 22,285 was allocated to capital and R$ 80,802, to the capital reserve account. In this transaction, 2,434,890 class A preferred shares were issued, based on an exchange ratio of 0.010064743789 share of the Company for each Riopol share, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

Due to this merger of shares, Braskem’s subsidiary Quattor Petroquímica (current Braskem Petroquímica), which held 9.02% of Riopol's capital, received shares of the Company. In the consolidated financial statements, these shares, which result in mutual interest, are accounted for as "treasury shares" (Note 29(a)).

(x)           On September 1, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved the merger of the companies listed below. The net assets of the merged companies were appraised at carrying amount at June 30, 2010 (the base date of the operation).

a.           Quattor Química S.A (“Quattor Química”)

On the date of the merger, Quattor Química's capital was held by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 58,231 with the issue of 7,538,949 common shares that were delivered to Quattor Petroquímica.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

b.              Polibutenos

On the date of the merger, Polibutenos's capital was held by Quattor (33.33%) and the Company (66.67%). The exchange ratio of Polibutenos shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 13,032 with the issue of 1,687,179 common shares that were delivered to the Company.

c.             Mauá Resinas S.A. (“Mauá Resinas”) and Norfolk Distribuidora Ltda. (“Norfolk”)

On the date of the merger, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor and this is why there was no capital increase or issue of shares by the merging company.

(xi)         On May 26, 2010, the Company filed with CVM the request for the registration of a public offering for the acquisition of 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica held by its non-controlling shareholders as a result of the change in the control of this subsidiary. The shares subject to the offering correspond to 0.68% of the total capital of Quattor Petroquímica. On October 28, 2010, CVM’s board approved the public offering.

The offering was completed and settled on December 16, 2010. The total number of shares acquired through the public offering was 224,968, and 1,324,726 preferred shares remained outstanding. The outstanding shares stated at carrying amount on March 31, 2010 were merged into the Company, resulting in an increase in its capital of R$ 4,270, which was subscribed and paid-up by Quattor Petroquímica’s shareholders. In this transaction, 398,175 class A preferred shares were issued based on an exchange ratio of 0.300571316385725 share of the Company for each share of Quattor Petroquímica, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

This operation was approved by the Extraordinary General Shareholders’ Meetings of the Company and of the subsidiary Quattor Petroquímica on December 27, 2010 in accordance with the disclosure in a Material Fact notice on December 7, 2010.

CVM, by means of an official letter dated February 3, 2011, approved the cancelation of the registration of Quattor Petroquímica to trade shares on stock exchanges that was requested by the Company on January 28, 2011.

On January 3, 2011, the shareholders of IQ Soluções & Química S.A. (“Quantiq”) approved the merger of Unipar Comercial. The merger resulted in an increase in the capital of Quantiq by R$ 38,710, from R$ 61,141 to R$ 99,851 without the issue of new shares. Such increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

On July 29, 2011, the Extraordinary General Shareholders’ Meeting approved the capital increase of Quattor by R$ 543,224, which was fully subscribed and paid up by the Company. Since no new shares were issued, this increase was diluted among the shareholders of the Company and Braskem Petroquímica, simultaneously generating in Braskem’s financial statements a loss on the investment in Quattor and a gain on the investment in Braskem Petroquímica in the amount of R$ 16,521. These effects offset each other in the Company’s equity and are eliminated from consolidation (Note 15(b)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

On December 31, 2011, the Company’s interest in the acquired companies is stated in the flowchart below:

(b.2)  Sunoco Chemicals

On February 1, 2010, Braskem announced that its subsidiary Braskem America, Inc. (“Braskem America Inc.”) entered into, on that date, an agreement for the purchase and sale of shares with Sunoco Inc., an U.S. oil company, by means of which Braskem America Inc. acquired 100% of the shares representing the voting and total capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350.7 million, equivalent to R$ 620,838. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons of polypropylene distributed over three plants located in the states of Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010 after full payment was made. On the same date, the name of Sunoco Chemicals was changed to Braskem PP Americas, Inc. (“PP Americas”).

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), this acquisition represented a business combination under Accounting Pronouncement CPC 15 (R1) and IFRS 3, and the effects of which are stated in Note 5.

On January 1, 2011, the parent company Braskem America Inc. was merged into its subsidiary Braskem PP Americas Inc. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America Inc. (“Braskem America”).

(b.3)  Braskem Idesa

In November 2009, Braskem and the IDESA Sociedad Anónima de Capital Variable Group (“IDESA”), a traditional Mexican petrochemical company, announced that they won a bidding process in Mexico for the implementation of a petrochemical project using ethane in the region of Veracruz by means of an agreement for the supply, by Pemex-Gas y Petrouímica Básica (subsidiary of Petróleos Mexicanos), of 66,000 barrels/day of this input for a period of 20 years. As a result of this bidding process, Braskem and IDESA signed a Memorandum of Understanding and formalized, on February 23, 2010, a final agreement that comprises an investment commitment by Braskem and IDESA for (i) the construction of an ethane cracker to produce 1 million metric tons of ethane a year; and (ii) the construction of three polyethylene plants for the production of 1 million metric tons of resins a year. The project is called Ethylene XXI and the expected investment is US$ 3 billion (Capital expenditure – Capex). The works are expected to be completed and the units are expected to be operational in the first half of 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The corporate name of this new company is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”) and its total and voting capital is held by the Company, 65% and Etileno XXI, Sociedad Anónima de Capital Variable, 35%.

In December 2011, Braskem Idesa’s capital amounts to Mex$ 2,220,174 thousand (R$ 293,320).

(b.4)    Other events

(i)              On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off portion by the new subsidiary called Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, the Company completed the negotiations for the sale of these two subsidiaries for the total amount of R$ 12,700.

(ii)            On December17, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company based on its equity as of September 30, 2010, amounting to R$ 27,834, in accordance with the terms and conditions set forth in the protocol and justification dated November 29, 2010. There were no changes in the value of the Company’s capital since the Company is the only shareholder of Cinal.

(iii)      On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$ 1,100.

(iv)     On July 7, 2011 the company Braskem America Finance, a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market. Braskem America Finance was the issuer of the US$ 500 million bond issued on July 19, 2011 (Note 19).

(v)      On July 29, 2011, Braskem increased the capital of many subsidiaries (Note 15(b)). The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

	Capital	Number of
	Increase	share / quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

(vi)    On August 25, 2011, the company Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), current name of Braskem Europe B.V., was incorporated for the purpose of producing, trading, distributing, importing and exporting chemical and petrochemical products and conducting research and development in the area of such products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary as from October 2011 (Note 5).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(vii)    On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Netherlands by R$ 415,168 (US$ 230 million) through the issue of 84,465,660 shares (Note 15(b)). A portion of this amount was used in the incorporation of its subsidiary Braskem Germany.

(c)        Net working capital

On December 31, 2011, the Parent Company’s net working capital was negative by R$ 311,862 (2010 – R$ 1,391,638) as compared with a positive consolidated net working capital of R$ 1,110,189 (2010 – R$ 277,812). Because the consolidated figures are used in the management of working capital, as Braskem uses mechanisms to transfer funds between the companies efficiently, without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of Braskem.

Braskem also has two revolving credit lines, which may be used at any time (Note 4.3).

(d)       Effect of foreign exchange variation

Braskem has assets and liabilities denominated in foreign currency, particularly in U.S. dollars, such as financial investments, trade accounts receivable, inventories, trade payables and borrowings, which were translated into Brazilian reais at the commercial sell rate disclosed by the Central Bank of Brazil on December 30, 2011, of US$ 1.00 to R$ 1.8758 (US$ 1.00 to R$ 1.6662 on December 31, 2010). The appreciation of the Brazilian real in relation to the U.S. dollar in 2011 was 12.58% (2010 – the Brazilian real appreciated 4.31% in relation to the U.S. dollar).

2               Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below.These policies have been consistently applied to the years presented.

2.1         Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The issue of these financial statements was authorized by the Company’s Board of Directors on March 13, 2012.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

a)             Consolidated financial statements

The consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), as well as according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

b)             Parent company financial statements

The Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Brazilian Corporate Law, and with the standards issued by the CPC and are disclosed together with the consolidated financial statements.The accounting practices adopted in Brazil applicable to the Parent Company financial statements differ from IFRS only in relation to the evaluation of investments in subsidiaries and associates based on the equity accounting method, instead of cost or fair value in accordance with IFRS. The reconciliations of equity and results of operations of the Parent Company with the consolidated are presented in Note 2.2.2.

2.2         Basis of consolidation

The financial statements of subsidiaries, jointly-controlled subsidiaries and specific purpose entities included in the consolidated financial statements have been prepared in accordance with the same accounting practices as those adopted by the parent company.

The consolidation process provided for in pronouncements CPC 36 and IAS 27 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Parent Company in the equity of subsidiaries, jointly-controlled subsidiaries and specific purpose entities;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit (loss) for the year and assets that correspond to unrealized gains and losses on transactions between companies.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The consolidated financial statements comprise the financial statements of the Parent Company and the following subsidiaries:

		Total interest - %
		Headquarters
		(Country)	2011	2010
Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America Inc”)	(i)	USA		100.00
Braskem America, Inc. (“Braskem America”)	(ii)	USA	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	(iii)	USA	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	(iv)	Argentina	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	(v)	Netherlands	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	(vi)	Germany	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")		Mexico	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(vii)	Mexico	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)	(viii)	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)	(xi)	Brazil	100.00	100.00
Cetrel S.A. ("Cetrel")	(ix)	Brazil	54.09	53.72
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(x)	Brazil		100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(xii)	Brazil		100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)		Brazil	33.20	33.20
Polietilenos de America S.A.(“Polimerica”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A.(“Propilsur”)		Venezuela	49.00	49.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00

(i)	Merged into Braskem PP Americas Inc. in January 2011 (Note 1 (b.2)).
(ii)	This company's name was changed from Braskem PP Americas Inc. to Braskem America Inc. after the merger of its parent (Note 1 (b.2)).
(iii)	Company created in February 2011.
(iv)	This company's name was changed from Braskem Petroquímica S.A. to Braskem Argentina S.A.
(v)	This company's name was changed from Braskem Europe B.V to Braskem Netherlands B.V.
(vi)	Company created in August 2011.
(vii)	Company created in February 2011.
(viii)	This company's name was changed from Quattor Petroquímica S.A. to Braskem Petroquímica S.A.
(ix)

Cetrel started to be fully consolidated by Braskem as from the quarterly information for the period ended June 30, 2011 based on a new interpretation of that subsidiary's bylaws, which, according to the opinion of the Company's external legal advisors, establishes control by the Company. The consolidated quarterly in information for the prior periods was not restated due to the immateriality of Cetrel to the Company's financial information as a whole.

(x)	Company sold in May 2011 (Note 1 (b.4) (iii)).
(xi)	This company's name was changed from Quattor Participações S.A. to Braskem Qpar S.A.
(xii)	Merged into Quantiq in January 2011 (Note 1 (b.1)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

2.2.1        Non-controlling interest in the equity and results of operations of subsidiaries

	Equity		Profit (loss) for the year
	2011	2010	2011	2010

Braskem Idesa	93,578	18,079	(4,695)	(5,824)
Cetrel	121,744		12,998
Total	215,322	18,079	8,303	(5,824)

2.2.2        Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Equity		Profit (loss) for the year
	2011	2010	2011	2010

Parent company	9,784,788	10,439,099	(525,142)	1,895,309
Braskem's shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	215,322	18,079	8,303	(5,824)
Consolidated	9,951,218	10,408,286	(516,839)	1,889,485

2.3              Segment reporting

Operating segment information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments.

The determination of results per segment takes into consideration the transactions carried out with third parties and transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.4              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with CPC 02 (R2) and IAS 21.

(b)               Transactions and balances

Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except those designated for hedge accounting, which are deferred in equity as cash flow hedges.

Foreign exchange variations on financial assets and liabilities are classified as “financial income” and “financial expenses”, respectively.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c)            Foreign subsidiaries and jointly-controlled subsidiaries

Some subsidiaries and jointly-controlled subsidiaries have a different functional currency from that of the Company, namely:

(i)                   Propilsur and Polimerica - headquartered in Venezuela, for which the functional currency is the U.S. dollar, since they are under the construction stage and the capital contributions and the main supplies of equipment and services are based on this currency;

(ii)               Braskem Idesa and Braskem Idesa Serviços - headquartered in Mexico, for which the functional currency is the Mexican peso, since they are under the construction stage and the main supplies of equipment and services are based on this currency;

(iii)             Braskem America, headquartered in the United States – it maintains a management structure that is independent from the operations of the Parent Company and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and production costs are mostly determined in U.S. dollar, which is, therefore, its functional currency; and

(iv)             Braskem Alemanha – it maintains a management structure that is independent from the operations of the Parent Company and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and production costs are mostly determined in euro, which is, therefore, its functional currency.

The financial statements of these subsidiaries and jointly-controlled subsidiaries are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each income statement are translated at the rate prevailing on the dates of the transactions.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully disposed of, exchange differences recorded in equity are recognized in the income statement as part of the gain or loss on the transaction.

2.5              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

2.6            Financial assets

2.6.1     Classification

The Company classifies its financial assets upon initial recognition in the categories listed below. The classification depends on the purpose for which the financial assets were acquired/established.

(a)     Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.7).

(b)     Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for those falling due more than 12 months after the balance sheet date (these are classified as non-current assets). The Company’s loans and receivables comprise loans to related parties and accounts with associates, trade accounts receivable (Note 8), other accounts receivable (Note 14), cash and cash equivalents (Note 6) and financial investments (Note 7).

(c)     Held-to-maturity financial assets - these are financial assets acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity. The Company’s held-to-maturity financial assets comprise mainly quotas of investment funds in credit rights, classified as non-current assets.

(d)     Available-for-sale financial assets - these are non-derivatives that are either designated in this category or not classified in any of the previous categories. They are included in current assets unless management intends to dispose of them within 12 months after the balance sheet date. These are classified as non-current assets.

2.6.2        Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the asset).

Available-for-sale and held-for-trading financial assets are carried at fair value on an ongoing basis.

Gains or losses arising from changes in the fair value of held-for trading financial assets are presented in “financial results” in the period in which they arise.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as financial income.

Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity, net of taxes, as “other comprehensive income”. When securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as “financial results”.

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Financial assets are derecognized when the rights to receive cash flows from the investments have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The transaction costs related to the held-for-trading financial assets are expensed in the income statement. For the other financial assets, the transaction costs, when they are significant, are added to their respective fair value.

Dividends declared by associates are recognized in the income statement as part of the account “results from equity investments”.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on entity-specific inputs.

2.6.3        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to offset the recognized amounts and an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4        Impairment of financial assets

The Company assesses at each balance sheet date, based on the history of losses, whether there is objective evidence that a financial asset, classified as loans and receivables, held-to-maturity or available-for-sale, is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the borrower will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

(a)            Assets classified as held-to-maturity and loans and receivables

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) 100%.of the receivables arising from a second renegotiation with customers; (v) and all the receivables from the first renegotiation maturing within more than 24 months. Receivables from related parties are not considered in this calculation.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)          Assets classified as available-for-sale

When there is any evidence of an impairment loss for the financial assets classified as available for sale , the accumulated fair value that is recognized in equity is transferred from “other comprehensive income” to profit (loss) for the year.

If, in a subsequent period, the amount of the loss decreases and this decrease can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed.

2.7         Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis.

(a)           Hedging activities (designated for hedge accounting)

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months.

The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument, and if so, on the nature of the item being hedged.

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of the changes in the fair value of hedge derivatives is recognized in “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects profit or loss. Gains or losses on interest rate or foreign exchange rate swaps that hedge borrowings are recognized in profit (loss) for the year as “financial result”.

The ineffective portion is recognized immediately in the income statement as “financial income and expenses” within “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, itis prospectively discontinued and any cumulative gain or loss existing in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance or discontinued, the cumulative gain or loss that was previously recognized in equity is immediately transferred to profit or loss for the year.

The cash flow hedge transactions carried out by the Company are described in Note 21.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the income statement within “financial results”.

(c)               Derivatives embedded in commercial agreements

The Company has procedures aimed at the timely recognition, control and proper accounting treatment of embedded derivatives in purchase, sale and service agreements.

The contracts that may have embedded derivative instruments are assessed to determine whether the economic characteristics of the embedded derivatives are closely related to those of the host contract or not and, if they are not, the embedded derivatives are separated from the host contract and stated at fair value through profit or loss

Currently, Braskem has no contracts that require the separation of embedded derivatives.

2.8              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the provision for impairment. The Company’s average billing period is 30 days, therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale.

2.9              Inventories

Inventories are stated at the lower of average acquisition or production cost or at the net realizable value. The Company determines the cost of its inventories using the absorption method based on the weighted moving average. Net realizable value is the estimated selling price in the ordinary course of the Company’s business, less taxes. The provisions for impairment of slow-moving or obsolete inventories are recognized when the realization amount is lower than cost. Imports in transit are stated at the cost accumulated in each import.

2.10          Investments in subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities (control).The investments in subsidiaries are accounted for in the financial statements of the Parent Company using the equity method. Subsidiaries are fully consolidated for as long the Company has the control over them.

The Company uses the acquisition method to account for the acquisitions of subsidiaries (business combinations).The use of this method requires (i) the identification of the acquirer; (ii) determination of the date of acquisition; (iii) the recognition and measurement of the identifiable assets acquired, contingencies, liabilities assumed and non-controlling interests; and (iv) the recognition and measurement of goodwill from future profitability or gain arising from a bargain purchase.

The consideration transferred for the acquisition of a subsidiary is the sum of the fair value of the assets transferred, liabilities incurred and equity interests issued by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.The non-controlling interests in the investee are determined by means of the application of the respective interest percentage on the fair value of the acquiree’s net assets.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The excess of the consideration paid in relation to the fair value of the Company’s share of the identifiable net assets acquired, is recorded as goodwill. When the consideration transferred is less than the fair value of the net assets of the subsidiary acquired, the difference, after all recalculations are made, is recognized directly as a gain in the income statement (bargain purchase).

The costs related to the acquisition of subsidiaries are accounted for in profit or loss for the year as they are incurred.

Investment gains and losses arising from transactions (purchase or sale) with non-controlling shareholders are directly recorded in equity in “other comprehensive income”. These gains and losses are transferred to profit (loss) for the year when the Company ceases to have control over the related subsidiary.

The Company recognizes, in the Parent Company’s financial statements, a provision for losses in subsidiaries at an amount equivalent to the net capital deficiency of these subsidiaries. This provision is recorded in non-current liabilities with a contra-entry to the account “results from equity investments”.

2.11          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest.

Gains and losses arising from the dilution of or increase in investments in associates are recognized in the income statement.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.12          Investments in jointly-controlled subsidiaries

Jointly-controlled subsidiaries are all entities over which the Company shares control with one or more parties under a shareholders’ or partners’ agreement. Investments in jointly-controlled subsidiaries are initially accounted for at cost and subsequently using the equity method. These investments are consolidated using the proportional consolidation method.

2.13          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 19(g)), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The assets intended for maintaining the Company’s activities arising from financial lease operations are recorded initially at the lower of fair value or the present value of the minimum payment of the contract, and are depreciated on a straight-line basis over the lower of the remaining useful life of the asset or the term of the contract.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes stoppages in regular intervals that vary from two to six years to perform these activities. These stoppages can involve the plant as a whole, a part of it, or even specific relevant pieces of equipment, such as industrial boilers, turbines and tanks. Stoppages that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole.

Costs that are directly attributable to these stoppages are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. For each scheduled stoppage, the costs of materials and services from third-parties are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

The expenditures with the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 3.4.

Land has an indefinite useful life, therefore, it is not depreciated.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The useful life is annually reviewed by the Company. The review made on December 31, 2011 did not indicate the need for a change in relation to 2010.

The Company does not attribute a residual value to assets due to its insignificance.

2.14          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)             Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC pronouncements and represent the excess of the amount paid over the amount of equity of the entity acquired. The Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since January 1, 2009 and it is tested annually for impairment.

Goodwill is accounted for at cost, net of accumulated impairment losses. Impairment losses are not reversed.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Trademarks and patents

The technologies acquired from third parties and in a business combination are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the estimated useful lives of the assets (15 to 20 years) or the term of the purchase agreement.

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination are recognized at fair value at the acquisition date. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement.

(d)               Software

This is recorded at cost net of accumulated amortization and provision for impairment, when applicable. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. Software that has defined useful lives is amortized using the straight-line method based on its estimated useful lives (3 to 10 years) or on the term of the respective purchase contracts. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

2.15          Impairment of non-financial assets

Assets that have indefinite useful lives, for example goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 3.6).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

2.16          Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The Company calculates the adjustment to present value for the purchases that fall due after 180 days and  accounts for it as financial expenses.

2.17          Borrowings

Borrowings are recognized initially at fair value and, in some cases, net of the transaction costs incurred in structuring the transaction. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

2.18          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings in progress and supported by the opinion of the Company’s external legal advisors (Note 24).

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under CPC 25 and IAS 37.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.19          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the income statement, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

2.20          Employee benefits – pension plan

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plans, the Company pays contributions to private pension plans on compulsory, contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

(ii)       Defined benefit plan

The defined benefit plan is financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plan, as well as the existence of actuarial gains and losses.

The liability recognized in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the market value of plan assets, adjusted by actuarial gains or losses and past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the expected interest rate of return on assets disclosed by the plan’s manager, which have terms to maturity approximating the terms of the related pension obligation.

The Company adopts the corridor approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions. Actuarial gains and losses that exceed the higher of 10% of plan assets or 10% of plan liabilities, are charged or credited to profit or loss according to the average remaining service period of the fund participants.

Past-service costs are recognized immediately in profit or loss on a straight-line basis over a period equivalent to the vesting period.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

2.21          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with CPC 25 and IAS 37 as follows:

(i)                  Contingent assets – are not recognized in the books, except when management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)                Contingent liabilities – are not recognized, except when management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. In the case of non-recognition, the Company discloses the main proceedings for which an unfavorable outcome is possible in Note 28.

(iii)             Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.22          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued management involvement.

Most of Braskem’s sales are made to industrial customers and, in a lower volume, to retailers and resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer depends on the delivery terms:

(i)      for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)    for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)   for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred at the point immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

2.23          Distribution of dividends

Distributions of dividends and interest on capital to the Company’s shareholders are recognized as a liability in the financial statements at year-end in accordance with Brazilian tax legislation and the Company’s bylaws.

The amount that is lower than the portion equivalent to the minimum compulsory dividend (25%) is recorded as a liability in the “dividends payable” account because it is considered a legal liability as provided for in the Company’s bylaws. The amount of dividends that exceeds the minimum compulsory dividend is not recorded as a liability and it is presented in the “proposed additional dividend” account in equity.

2.24          Operating leases

Leases in which a significant portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as operating leases. Payments made under these leases are charged to the income statement on a straight-line basis over the period of the lease.

The contracts in which the Company holds substantially all risks and rewards of ownership of the assets, are classified as operating leases and recognized in liabilities as “other payables”.

2.25          New standards, amendments and interpretations to existing standards that are not yet effective

New standards, amendments and interpretations to existing standards that are not yet effective and that have not been early adopted by the Company and its subsidiaries:

IAS 19, "Employee benefits" was amended in June 2011. The impact on the Company will be as follows: (i) to eliminate the corridor approach; (ii) to recognize all actuarial gains and losses in “other comprehensive income” as they occur; (iii) to immediately recognize all past service costs; and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit asset (liability). The standard is applicable as from January 1, 2013. These amendments have not yet been ratified by the CPC.

IFRS 9, "Financial instruments" addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the income statement, unless this creates an accounting mismatch. The standard is applicable as from January 1, 2015. This standard has not yet been ratified by the CPC.

IFRS 10, "Consolidated financial statements" builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the Parent Company. The standard provides additional guidance to assist in the determination of control. The standard is applicable as from January 1, 2013. This standard has not yet been ratified by the CPC.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

IFRS 11,"Joint arrangements" was issued in May 2011. The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation method will no longer be permitted in joint ventures. The standard is applicable as from January 1, 2015. This standard has not yet been ratified by the CPC.

IFRS 12, "Disclosures of interests in other entities" includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard is applicable as from January 1, 2013. This standard has not yet been ratified by the CPC.

IFRS 13, “Fair value measurement” was issued in May 2011. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The standard is applicable as from January 1, 2013. This standard has not yet been ratified by the CPC.

The Company is yet to access the full impact of these standards.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from those estimated under different variables, assumptions or conditions.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and undeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate, and the start-up of operations of new plants are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, then the corresponding portion of the asset that cannot be recovered is written-off.

3.2              Pension plans

The Company recognizes the obligation of the employee defined benefit plans and related costs, net of the plan assets, by adopting the following practices:

(i)   the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates;

(ii)  the plan assets are stated at fair value;

(iii) plan curtailments result in significant changes in the length of service expected from active employees. A net curtailment gain or loss is recognized when the event is probable and can be estimated.

The discount rate used to determine the future benefit obligation is an estimate of the interest rate of return on the plan assets disclosed by the plan’s management.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 26).

3.3              Derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value on the date of the financial statements and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The market value recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transaction.

3.4              Useful live of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2011, this analysis concluded that the useful lives applied in 2010 and 2011 should be maintained in 2012.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2011	2010
Buildings and improvements	3.46	4.12
Machinery, equipment and installations	6.91	6.72
Mines and wells	9.01	9.01
Furniture and fixtures	10.86	10.36
IT equipment	20.80	20.50
Lab equipment	10.18	10.18
Security equipment	9.96	9.96
Vehicles	20.00	20.00
Other	6.38	6.38

3.5              Valuation of assets and liabilities in business combinations

In accordance with CPC 15 and IFRS 3, the Company must allocate the cost of the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

The Company exercises significant judgment in the process of identifying and evaluating tangible and intangible assets and liabilities and in the determination of their remaining useful lives. The use of assumptions in the evaluation of the assets acquired and liabilities assumed includes an estimate of discounted cash flows or discount rates that may result in estimated amounts that are different from those of the assets acquired and liabilities assumed. The Company contracts a specialized company to evaluate the fair value of the assets acquired and liabilities assumed.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.6              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration the following variables that are relevant to the  Business Plan mentioned in Note 3.1: (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

When some evidence that the amount of tangible and intangible assets with defined useful lives will not be recovered is identified, the Company compares the amount of these assets with the respective value in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the polyethylene plants located in Brazil;

•           CGU Polypropylene: represented by assets of the polypropylene plants located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda (CS) located in Brazil;

Foreign businesses operating segment:

•           CGU PP USA: represented by assets of polypropylene plants located in the United States;

•           CGU PP Germany: represented by assets of polypropylene plants located in Germany;

•           CGU Green Polyethylene: represented by the Green Polyethylene plant located in Brazil;

Chemical Distribution operating segment:

•           CGU Quantiq – represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

3.7              Provisions and contingent liabilities

Braskem’s management, based on the opinion of its external legal advisors, classifies the legal and administrative proceedings against the Company in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount claimed multiplied by the Company’s historical percentage of settlement of claims of this nature;

(ii)     tax claims - the amount of the provision corresponds to 100% of the value of the matter plus charges corresponding to the variation in the Selic rate, which is the rate disclosed by the Central Bank of Brazil;

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is not remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in CPC 15 (R1) and IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 24(c)).

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any disbursement; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is currently recognized in the provision or lower than the value of the matter.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

4                    Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange and interest rates; (ii) credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations related to financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the new financial policy approved by the Board of Directors on August 09, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risk

Braskem prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 21.4.

(a)               Commodities risk

Braskem is exposed to fluctuations in the prices of many petrochemical commodities, in particular, of its main raw material, the naphtha. As Braskem seeks to pass on the fluctuations in the prices of this raw material caused by the fluctuations in international prices, the Company does not enter into derivatives contracts to protect against commodity risks. Additionally, an immaterial part of sales are performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts relating to future sales.

(b)               Foreign exchange risk

Braskem has commercial operations denominated or indexed in foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollars. Additionally, Braskem has long-term loans in foreign currencies, which expose the company to variations in the foreign exchange rate between the real and the foreign currency, in particular, the U.S. dollar. Braskem manages its exposure to foreign exchange risk by means of a combination of debts in foreign currencies, investments in foreign currencies and derivatives. Braskem’s financial policy to manage foreign exchange risks provides for the maximum and minimum coverage limits that should be followed and which are continuously monitored by its management.

(c)               Interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expenses from payments of future interest. Foreign currency denominated debt subject to floating rates is mainly subject to fluctuations in the Libor. Local currency denominated debt is mainly subject to the variation in the TJLP, fixed rates in Brazilian reais and the variation in the Interbank Deposit Certificate (“daily CDI”) rate. Braskem has swap contracts designated for hedge accounting with asset positions in floating Libor and liability positions at fixed rates.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

4.2              Credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with large financial institutions, weighting concentrations in accordance with the ratings and the daily prices seen in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2011, Braskem has netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander (Brasil) S.A., Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., Banco Bradesco S.A. Approximately 50% of the amounts maintained in cash and cash equivalents (Note 6) and financial investments (Note 7) are contemplated in these contracts and the obligations in which are included in the account “borrowings” (Note 19).

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risks of non-derivative financial instruments on the reporting date is their carrying amounts less any impairment losses. On December 31, 2011, the balance of trade accounts receivable is net of the provision for impairment and amounts to R$ 253,607 (2010 – R$ 269,159).

4.3              Liquidity risk and capital management

Braskem has a calculation methodology to determine an operating cash and a minimum cash for the purpose of, respectively: (i) ensure the liquidity of short-term obligations, calculated based on the expectation of operating disbursements for the following month; and (ii) ensure that the Company maintains liquidity in possible moments of crisis, calculated based on the expectation of operating cash generation, less short-term debts, working capital needs, among others.

In some financing agreements, Braskem has covenants that tie the net debt and the payment of interest to its consolidated EBITDA (Earnings before interests, taxes, depreciation and amortization) (Note 19(i)). The Company’s Management monitors these indicators on quarterly basis in U.S. dollar, as established in the financing agreements.

Additionally, Braskem has two revolving credit lines amounting to: (i) US$ 350 million, which may be used without restriction for a period of three years as from September 2010; and (ii) US$ 250 million, which may be used without restriction for a period of five years as from August 2011. These credit lines allow for the reduction of cash maintained by Braskem. On December 31, 2011, Braskem had not used any credit from these lines.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining in the balance sheet until the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

		Consolidated
		Until	Between one and	Between two and	More than	Fair value
	Note	one year (i)	two years (i)	five years (i)	five years (i)	total
Current
Trade payables		6,847,340				6,847,340
Borrowings		2,237,316				2,237,316
Hedge accounting	21.2.1	9,031				9,031
Derivatives	21.2.1	74,361				74,361

Non-current
Borrowings			2,068,506	5,965,642	19,688,279	27,722,427
Debentures	20				19,102
Hedge accounting	21.2.1		7,748	2,530		10,278
At December 31, 2011		9,168,048	2,076,254	5,968,172	19,707,381	36,900,753

(i)   The maturity terms presented are based on the contracts signed.

5                    Business combinations

5.1              Quattor Participações S.A. (current Braskem Qpar)

On January 22, 2010 the shareholders of the Parent Company (Odebrecht S.A. – “ODB”, Odebrecht Serviços e Participações S.A. – “OSP”, Petróleo Brasileiro S.A. – Petrobras e Petrobras Química S.A. – Petroquisa), together with União das Indústrias Petroquímicas S.A. – “Unipar”, entered into an Investment Agreement to establish the terms for the acquisition by the Company and of the investments held by Unipar in the petrochemical industry, allowing for the consolidation of Petrobras’ petrochemical investments in Braskem.

On April 27, 2010, the Company purchased 143,192,231 of Quattor shares representing 60% of its total capital and paid the amount of R$ 659,454 to Unipar. On April 30, 2010, the Company acquired the control of Quattor and, at the Ordinary General Shareholders’ Meeting, it appointed the members of Quattor’s Board of Directors and this date is the date of acquisition for the purposes of accounting for this business combination.

Under the Investment Agreement of January 22, 2010, when the Company acquired 60% of Quattor’s voting capital, it undertook to acquire the following interests:

(i)            40% of the voting capital of Quattor held by Petrobras through the exchange of 18,000,087 shares issued by the Company;

(ii)          33.3% of the voting capital of Polibutenos S.A. held by Unipar for a cash consideration of R$ 22,326;

(iii)        0.68% of non-controlling interests in Quattor Química; these non-controlling shareholders have a tag along right to sell their shares for up to 80% of the price paid to the controlling shareholder);

(iv)        25% of the voting capital of Riopol held by BNDESPAR. ¹

¹ As part of the acquisition of Quattor, the Company assumed the obligation under a put option entered into by Unipar and BNDESPAR (Note 1(b.1(viii))). Under this put option and a similar put option entered into by Petrobras, Unipar and Petrobras, former owners of a 75% interest in Riopol, agreed to repurchase a 25% (being 15% by Unipar and 10% by Petrobras) non-controlling interest of Riopol from BNDESPAR at the end of a five-year period (that commenced on January 15, 2008), or at an earlier time during that period in the event that BNDESPAR decided to exercise the option earlier. Under the terms of the option, the purchase price of these shares would be equal to the total amount originally invested by BNDESPAR, corrected by a contractually agreed interest rate.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

At the acquisition date, the fair value of the option entered by Unipar was R$ 205,121, based on the amount originally invested corrected by the contractual interest rate. On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. The change in the fair value of this put option totaled of R$ 4,830 and was recorded as an expense.

Although the Company did not obtain the legal right over the aforementioned shares of the companies on the acquisition date, all the events described above were accounted for on April 30, 2010, since the Investment Agreement set forth the Company’s obligation to acquire all of the remaining shares. Subsequently, all interests were acquired under the Investment Agreement.

The table below summarizes the consideration paid to the shareholders’ of the Quattor Group and the amounts of the assets acquired and liabilities assumed recognized on the date of acquisition, as well as the fair value on the date of the acquisition of the non-controlling interests in Quattor.

Consideration paid
Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the	250,049
purrchase of other interests in this business combination)
BNDESPAR put option assumed by the Company and other obligations	218,739
Total consideration transferred (A)	1,173,086

Fair value of identifiable assets and assumed liabilities
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & equipment	7,531,158
Intangible	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deffered income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets and assumed liabilities (B)	2,014,545

Business combination result (A) – (B)	841,459

The gain (bargain purchase) of R$ 841,459 is recorded in a specific account in the income statement for 2010 called “results from business combinations”. This bargain purchase was attributable to the terms of negotiation with the shareholders of Quattor.

The fair value of the Company’s shares issued in these transactions was determined based on the BM&FBovespa closing price on April, 30, 2010 and totaled R$ 197,101.

The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)                The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets using the market approach method. The difference between the market value and the carrying amount of inventories was R$ 68,009.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(ii)              The method used to evaluate property, plant and equipment was the cost replacement approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other. The adjustment booked over the historical Quattor property, plant and equipment book value of R$ 6,039,067 was in the amount of R$ 1,492,091. Therefore, after the adjustments, the fair value of property, plant and equipment registered in the acquisition was in the amount of R$ 7,531,158.

(iii)            As a result of the evaluation, net gains on future cash flows were identified for the commercial contracts with customers and suppliers that were brought to present value at a discount rate of 14.1% a year. Additionally, the costs of registration and product placement were considered and, in technology, the expenses incurred with personnel and the administrative expenses for the research conducted together with the Federal University of Rio de Janeiro were also considered. The identifiable intangible assets related to brands, technology, contracts with customers and suppliers totaled R$ 393,878.

(iv)            Many tax contingencies were recognized and the chances of an unfavorable outcome for these contingencies are possible based on the evaluation of the value of the matter in dispute and probability of loss estimated by external legal advisors. The provisions recognized refer to lawsuits related to the State Value-Added Tax (ICMS), Social Integration Program (PIS), Social Contribution on Revenues (COFINS), Income Tax (IR) and Social Contribution on Income (CSL) totaling R$ 210,695.

(v)              The fair value of loans and financing was determined using the income approach method however, the fair value effects were not recognized since these loans included clauses that provided for the advanced settlement were settled in 2010 and the effects were annulled in profit or loss for that year.

The 2010 net sales revenue included in the consolidated income statement since April 30, 2010 includes R$ 4,412,244 in net revenues from Quattor. Quattor also contributed with profit of R$ 58.461 in the same period.

The acquisition of Quattor was subject to the final approval of CADE. Brazilian Corporate Law allows for the completion of this transaction before the final approval by the Brazilian antitrust authorities, unless CADE issues a writ of prevention against the transaction. This transaction was submitted for CADE’s analysis on February 5, 2010. On February 23, 2011, the transaction was approved with no significant restrictions.

5.2              Sunoco Chemicals

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million). The name of this subsidiary was changed to Braskem PP Americas Inc. (currently named Braskem America). Headquartered in Philadelphia, Braskem America has three polypropylene plants located in the states of Texas, Pennsylvania and West Virginia that had an aggregate annual installed capacity of 950,000 metric tons, representing approximately 13% of the total installed polypropylene production capacity in the United States. Additionally, Braskem America also has a technology center in Pittsburgh, Pennsylvania.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The date of acquisition of control over the operating and financial policies of PP Americas is April 1, 2010, date from which the Company started to appoint all the members of this subsidiary’s Board.

The following table summarizes the consideration paid to the former shareholders of Sunoco Chemicals and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

Consideration transferred
Cash	620,838
Total consideration transferred (A)	620,838

Fair value of the identifiable assets and liabilities assumed
Current assets
Inventory	177,070
Non-current assets
Property, plant & equipment	628,698
Intangible	285,464
Othe non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-currente liabilities	18,549
Total identifiable assets and liabilities assumed (B)	746,927

Business combination result (A) – (B)	126,089

The gain (bargain purchase) of R$ 126,089 is recorded in a specific account in the income statement for 2010 called “results from business combinations”.

                        The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)                 The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets by the experts using the market approach method.

(ii)               The method used to evaluate property, plant and equipment was the cost approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other.

(iii)             As a result of the evaluation, net gains on future cash flow were identified for the commercial contracts that were brought to present value at a discount rate of 15% a year. The identifiable intangible assets relate to technology and contracts with suppliers.

The net revenue included in the consolidated income statement since April 1, 2010 includes R$ 1,891,487 in net revenues from PP Americas’ operations. PP Americas also contributed with a profit of R$ 172,735 in the same period.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

This transaction was approved by CADE on November 3, 2010 and by the U.S. antitrust agency on March 22, 2010.

5.3              Unipar Comercial

On May 10, 2010, the Company acquired 100% of the voting capital of Unipar Comercial. On the same date, the Company acquired the control over its management and, therefore, this date was considered for accounting for the business combination. The total cash consideration paid for the acquisition was R$ 27,104 and the fair value of the assets acquired and liabilities assumed was R$ 35,138. The adjustment that was booked over the historical book value, in the amount of R$ 8,342, arose from the evaluation of property, plant and equipment, and on this amount, deferred income tax and social contribution liabilities, amounting to R$ 4,139, was also recognized. A bargain purchase gain of R$ 7,735 was recognized in the income statement for 2010 within “results from business combinations”. CADE approved this transaction on February 23, 2011.

5.4              Polypropylene plants abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha acquired the polypropylene business from Dow Chemical for R$ 607,595 (US$ 323 million). On the same date, the amount of R$ 312,263 (US$ 166 million) was paid, corresponding to the portion of the trade payables that were assumed in the transaction.

Based on the changes in trade accounts receivable and inventories between the date of the announcement of the transaction and the closing date, an additional amount of R$ 9,412 (US$ 5 million) was paid. The final amount can still be changed based on new changes in trade accounts receivable and inventories.

The negotiations included four industrial units, two in the United States and two in Germany, with an annual production capacity of 1,050 thousand metric tons of polypropylene.

In the United States and Germany, mainly industrial plants, trade accounts receivable, inventories were acquired and liabilities assumed related to the business operation. In the United States, the plants acquired are located in the State of Texas and have an annual polypropylene production capacity of 505,000 metric tons. In Germany, the plants have an annual polypropylene production capacity of 545,000 metric tons.

Trade accounts receivable and inventories located in Mexico were also acquired through the subsidiary Braskem Mexico amounting to R$ 13,214 (US$ 7 million), net of trade payables assumed. Since this was a separated purchase of assets that will be terminated in the short term with the sale of inventories and the financial settlement of trade accounts receivable and payable, this transaction is not a business combination.

The closing of this transaction between the parties took place on September 30 and the financial settlement occurred on October 3, 2011.

Until the effective payment to Dow Chemical, the acquirers have not made any significant decision with respect to the operations of the plants. The rights and obligations generated from October 1, 2011 are of the acquirers, including inventories produced and new liabilities assumed.

The reasons mentioned above lead us to conclude that the date of acquisition of control is October 3, 2011, which is the date the business combination was recorded.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The following table summarizes the consideration paid to Dow Chemical and the amounts of the assets acquired and liabilities assumed recognized on the acquisition date:

	U.S.	Germany	Total business combination	Mexico	Total paid
Consideration transferred
Cash	315,120	288,674	603,793	13,214	617,007
Total consideration transferred	315,120	288,674	603,793	13,214	617,007

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	142,051	135,320	277,371	18,948	296,318
Inventory	161,381	124,066	285,447	15,169	300,616
Other receivables	24,867		24,867	(2,507)	22,360
Non-current assets
Property, plant & equipment	129,040	194,103	323,143		323,143

Current liabilities
Trade payables	(140,621)	(153,246)	(293,868)	(18,395)	(312,263)
Other payables	(1,599)		(1,599)		(1,599)
Non-current liabilities
Pension plan		(11,569)	(11,569)		(11,569)

Total fair value of identifiable assets and liabilities assumed	315,120	288,674	603,793	13,214	617,007

In the financial statements for the year ended December 31, 2011, the amounts were allocated, on a preliminary basis, to the assets acquired and liabilities assumed by the acquirers.

Independent appraisers were contracted to determine the assets acquired and liabilities assumed at fair value. This work is expected to be completed by the end of the first quarter of 2012 when possible adjustments will be recognized.

The Company did not determine any goodwill or gain from a bargain purchase as a result of this preliminary allocation.

This acquisition was submitted for the approval of CADE on August 17, 2011 and approved on February 8, 2012. This transaction was also submitted to the U.S. antitrust agency on August 16, 2011 and was approved on September 9, 2011, and to European antitrust agencies on August 26, 2011 and it approved on September 28, 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

6                    Cash and cash equivalents

	Parent company		Consolidated
	2011	2010	2011	2010

Cash and banks	69,306	62,752	349,916	252,925
Cash equivalents:
Domestic market	1,748,027	2,181,690	1,899,825	2,208,475
Foreign market	407,002	94,618	737,078	162,870
Total	2,224,335	2,339,060	2,986,819	2,624,270

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7                    Financial investments

	Parent company		Consolidated
	2011	2010	2011	2010
Held-for-trading
Investments in FIM Sol	36,410	204,123	36,410	204,123
Investments in foreign currency	10,716	32,112	10,716	32,112
Shares	3,023	84	3,023	84
Loans and receivables
Investments in FIM Sol	116,007		116,007
Held-to-maturity
Quotas of investment funds in credit rights	34,720	28,706	34,720	28,706
Restricted deposits	2,823		4,173
Total	203,699	265,025	205,049	265,025

In current assets	168,979	236,319	170,297	236,319
In non-current assets	34,720	28,706	34,752	28,706
Total	203,699	265,025	205,049	265,025

On December 31, 2011, the balances of investments of FIM Sol classified as “held-for-trading” and “loans and receivables” refer to floating-rate fixed income investments with determinable earnings. The held-to-maturity financial investments related to quotas of investments funds in credit rights have maturity in June 2013 and December 2014 and are presented as non-current assets.

This account was presented in the 2010 annual financial statements in specific accounts called “available-for-sale financial assets” and “held-for-trading financial assets”.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

8                    Trade accounts receivable

	Parent company		Consolidated
	2011	2010	2011	2010
Consumers
Domestic market	660,289	910,636	866,168	1,638,449
Foreign market	676,122	438,245	1,282,251	587,661
Allowance for doubtful accounts	(189,071)	(212,363)	(253,607)	(269,159)
Total	1,147,340	1,136,518	1,894,812	1,956,951

In current assets	1,097,482	1,077,492	1,843,756	1,894,648
In non-current assets	49,858	59,026	51,056	62,303
Total	1,147,340	1,136,518	1,894,812	1,956,951

The breakdown of trade accounts receivable by maturity is as follows:

	Parent company		Consolidated
	2011	2010	2011	2010

Past due securities:
Up to 90 days	290,244	173,300	223,649	132,850
91 to 180 days	113,157	28,548	6,754	1,936
As of 180 days	189,059	174,279	209,139	230,477
Allowance for doubtful accounts	(189,071)	(212,363)	(253,607)	(269,159)
Total past due receivables	403,389	163,764	185,935	96,104
Falling due receivables	743,951	972,754	1,708,877	1,860,847
Total costumers portfolio	1,147,340	1,136,518	1,894,812	1,956,951
% of past-due securities on total costumers portfolio	44.33%	27.88%	20.46%	16.41%

The changes in the balance of the provision for impairment are presented below:

	Parent company		Consolidated
	2011	2010	2011	2010

Balance of provision at the beginning of the year	(212,363)	(205,034)	(269,159)	(220,264)
(Provision) reverse in the year	8,392	(10,599)	4,612	(66,896)
Write-offs	14,900	3,400	18,671	18,131
Addition by acquisition of companies	-	(130)	(7,731)	(130)
Balance of provision at the end of the year	(189,071)	(212,363)	(253,607)	(269,159)

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

9                    Inventories

	Parent company		Consolidated
	2011	2010	2011	2010

Finished goods	1,192,940	1,012,891	2,444,547	1,876,290
Raw materials, production inputs and packaging	620,877	621,158	866,206	781,594
Maintenance materials	95,980	132,510	183,779	240,442
Advances to suppliers	16,522	8,099	58,200	56,825
Imports in transit and other	42,190	14,847	70,790	60,506
Total	1,968,509	1,789,505	3,623,522	3,015,657

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material of the Company, the petrochemical naphtha.

The account “maintenance materials” includes materials of general and specific use and the useful lives of which, after their application on machinery and equipment, is less than a year. The other maintenance materials are spare assets and replacement parts with useful lives that exceed one year and are classified in property, plant and equipment in accordance with CPC 27 and IAS 16 (Note 16).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

10                Related parties

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

(a)             Parent company

	Assets				Liabilities
							Current		Non-current
	Current		Non-current		Other accounts		Related parties		Other accounts		Related parties
Subsidiaries
Braskem America	8,164	(i)
Braskem Argentina	37,149	(i)
Braskem Chile	506	(i)
Braskem Distribuidora											5,500	(xiv)
Braskem Holanda	171,590	(i)					7,157	(xi)			1,155,493	(xi)
Braskem Importação											119	(xiv)
Braskem Inc	30,641	(i)	6,633	(vi)	2,363,513	(ix)	72,633	(xii)	3,448,165	(xiii)	7,203	(xiv)
Braskem México	581	(i)
Braskem Petroquímica	91,328	(xv)	649,639	(viii)	25,523	(x)					17,726	(xiv)
Braskem Participações	96	(i)	1,497	(v)
Braskem Qpar	3,137	(i)	155,712	(v)	1,100	(x)
Cetrel					58	(x)
Ideom	189	(i)	8,987	(v)	18,899	(x)
IQAG											115	(xiv)
Lantana			54	(v)
Politeno Empreendimentos			1	(v)
Quantiq	23,783	(ii)	5,022	(v)	246	(x)					14,275	(xiv)
Riopol	12,977	(i)	738,799	(viii)	10,476	(x)					97,136	(xiv)
	380,141	-	1,566,344		2,419,815		79,790		3,448,165		1,297,567
Jointly-controlled subsidiaries
Propilsur	5,196	(i)
Polimerica	3,497	(i)
	8,693
Associated company
Borealis	3,123	(i)
	3,123
Related companies
Construtora Norberto Odebrecht ("CNO")					4,128	(x)
Petrobras	21,319	(iii)	58,169	(vii)	1,360,267	(x)
Refinaria Alberto Pasqualini ("Refap")	19,492	(i)			9,930	(x)
Other	564	(iii)
	41,375		58,169		1,374,325
Specific Purpose Entity
FIM Sol	1,665,817	(iv)
	1,665,817

At December 31, 2011	2,099,149	-	1,624,513		3,794,140		79,790		3,448,165		1,297,567

Groups of accounts in which the transactions are recorded:

(i)         Amounts in “trade accounts receivable”: R$ 286,771 and in “other receivables”: R$ 9,567.

(ii)       Amount in “trade accounts receivable”: R$ 7,788 and in “dividends and interest on capital receivable”: R$ 15,995.

(iii)      Amount in “trade accounts receivable”: R$ 5,790 and in “other receivables”: R$ 16,093.

(iv)      Amount in “cash and cash equivalents”: R$ 1,513,400 and in “financial investments": R$ 152,417.

(v)       Amounts in “related parties” related to current accounts.

(vi)      Amount in “related parties” related to loan agreements, subject to TJLP + interest of 5.81% per year.

(vii)    Amount in “related parties” related to loan agreements, subject to TJLP + interest of 2% per year.

(viii)   Amounts in “related parties” related to “advance for future capital increase”.

(ix)      Amounts in “trade payables”: R$ 2,307,204 and in “borrowings”, subject to exchange variation + interest between 7% and 11% per year: R$ 56,309.

(x)       Amounts in “trade payables”.

(xi)      Amount in “related parties” related to export pre-payment, subject to exchange variation + semiannual Libor + interest of 1.4% per year.

(xii)    Amount in “related parties” related to accounts payable, subject to exchange variation + Quarterly Libor + interest of 1.6% per year.

(xiii)   Amount in “borrowings”, subject to exchange variation + interest between 7.0% and 11.0% per year.

(xiv)   Amounts in “related parties” related to current accounts: R$ 134, 871 and accounts payable: R$ 7,203.

(xv)    Amounts in “trade accounts receivable”: R$ 77,055 and in “dividends and interest on capital receivable’: R$ 14,273.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

Parent company

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	12,550		697
Braskem Argentina	70,888		6,868
Braskem Chile	9,248		6,249
Braskem Distribuidora			(52)
Braskem Holanda	425,762		(37,114)
Braskem Idesa			(1,627)
Braskem Importação			(2)
Braskem Inc	25,366	3,216,145	(737,638)
Braskem Participações			1
Braskem Petroquimica	192,253	52,402	(1,089)
Braskem Qpar	15,473	54,598	14,694
Cetrel	153	25,028	6,169
Ideom	2	19,484	166
IQAG			(5)
ISATEC			55
Lantana			6
Politeno Empreendimentos			1
Quantiq	110,407	18,939	9,492
Riopol	51,552	140,872	1,020
	913,654	3,527,468	(732,109)
Jointly-controlled subsidiaries
RPR	14,535	5,362
	14,535	5,362
Associated companies
Borealis	164,517		1,500
Sansuy	23,663	658
	188,180	658	1,500
Related companies
CNO		190,484
OCS - Corretora de Seguros ("OCS")		2,348
Odebrecht Serviços e Participações ("OSP")		205,824
Petrobras	893,202	8,334,372	4,427
Petrobras International Finance ("PifCo")	7,446
Refap	11,699
Other			(11)
	912,347	8,733,028	4,416
Post-employament benefit plan
Odebrecht Previdência Privada ("Odeprev")				10,398
				10,398

Total	2,028,716	12,266,516	(726,193)	10,398

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

	Assets				Liabilities
							Current		Non-current
	Current		Non-current		Other accounts		Related parties		Other accounts		Related parties
Subsidiaries
Braskem America	1,587	(ii)
Braskem America Inc	26	(i)
Braskem Argentina	33,172	(i)
Braskem Chile	3,348	(i)
Braskem Distribuidora											3,040	(viii)
Braskem Holanda	123,885	(i)
Braskem Importação											118	(viii)
Braskem Inc			5,601	(vii)	314,693	(xiii)	64,517	(xii)	3,038,265	(xiii)	6,399	(xii)
Braskem Participações	96	(ii)
Braskem Petroquimica	29,962	(i)	649,639	(x)	9,148	(xiv)					73,153	(viii)
Braskem Qpar	6,144	(i)	817,976	(viii)	15,871	(xiv)
Ideom	899	(i)	7,181	(viii)
IQAG											367	(viii)
ISATEC			3,004	(viii)	68	(xiv)
Lantana			48	(vii)
Politeno Empreendimentos			34	(viii)
Quantiq	10,453	(iii)	38,894	(viii)
Riopol	9,734	(i)	820,740	(ix)	40,885	(xiv)
Unipar Comercial	1,391	(iv)	11,512	(viii)	91	(xiv)
	220,697		2,354,629		380,756		64,517		3,038,265		83,077
Jointly-controlled subsidiaries
Braskem Idesa	4,015	(ii)
RPR	1,356	(i)
Propilsur	4,257	(ii)
Polimerica	3,497	(ii)
	13,125
Associated companies
Borealis	7,337	(v)
Cetrel	2,630	(iv)			1,877	(xiv)
Sansuy					219	(xiv)
	9,967				2,096
Related companies
OCS					29	(xiv)
Petrobras	40,905	(i)	53,742	(xi)	420,369	(xiv)
Refap					110,008	(xiv)
Other	845	(i)			700	(xiv)					662	(vii)
	41,750		53,742		531,106						662
Specific Purpose Entity
FIM Sol	2,250,186	(vi)
	2,250,186

At December 31, 2010	2,535,725		2,408,371		913,958		64,517		3,038,265		83,739

Groups of accounts in which the transactions are recorded:

(i)              Amounts in “trade accounts receivable”

(ii)            Amounts in “other receivables”

(iii)           Amounts in “trade accounts receivable”: R$ 4,033 and in “dividends and interest on capital receivable”: R$ 6,420.

(iv)           Amounts in “dividends and interest on capital receivable”:

(v)            Amount in “trade accounts receivable”: R$ 7,150 and in “other receivables”:R$ 187.

(vi)           Amount in “cash and cash equivalents”: R$ 2,046,063 in “held-for-trading financial assets”: R$ 204,123.

(vii)         Amounts in “related parties” related to loan agreements, subject to 100% of CDI.

(viii)        Amounts in “related parties” related to current accounts, subject to 100% of CDI.

(ix)           Amounts in “related parties” related to current accounts, subject to 100% of CDI. R$ 1,941 and in “Advance for future capital increase” R$ 738,799.

(x)            Amounts in “related parties” related to “Advance for future capital increase”; R$ 649,639.

(xi)           Amount in “related parties” related to loan agreements subject to TJLP + interest of 2% per year

(xii)         Amounts in “related parties” related to accounts payable, subject to exchange variation + Quarterly Libor + interest of 1.6% per year.

(xiii)        Amounts in “borrowings”, subject to exchange variation + interest between 7.00% and 11.0% per year.

(xiv)         Amounts in “trade payables.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to December 31, 2010
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	594		(16)
Braskem Argentina	78,645		(2,030)
Braskem Chile	13,827		(71)
Braskem Distribuidora		919	82
Braskem Holanda	311,146		(8,233)
Braskem Importação			(11)
Braskem Inc		352,177	158,186
Braskem México			(5)
Braskem Petroquimica	134,794	9,916	7,457
Braskem Qpar	407	23,864	32,674
CINAL	378	11,356	135
Ideom		16,300	986
IQAG		2	(27)
ISATEC		90	169
Lantana			(2)
Polibutenos			608
Politeno Empreendimentos			2
Quantiq	77,502	885	7,031
Quattor Química	143,250		4,198
Riopol	19,227	142,821	2,063
Unipar Comercial	19,084	2,750	3,230
Varient			(112)
	798,854	561,080	206,314
Jointly-controlled subsidiaries
RPR	142,103	37,743
	142,103	37,743
Associated companies
Borealis	158,368	5	1,300
Cetrel	316	21,258
	158,684	21,263	1,300
Related companies
CNO		82,580
OCS		1,966
Odebrecht Plantas Industriais ("OPIP")		135,731
Petrobras	420,996	6,150,686	2,432
PifCo	51,757
Refap	306,395	1,235,782
Other			(33)
	779,148	7,606,745	2,399
Post-employament benefit plan
Fundação Petrobras de Seguridade Social ("Petros")				3,640
Odeprev				11,315
Triunfo Vida				126
				15,081

Total	1,878,789	8,226,831	210,013	15,081

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)             Consolidated

	Assets				Liabilities
	Current		Non-current		Current		Non-current

Jointly-controlled subsidiaries
Propilsur	2,598	(i)					24,855	(v)
Polimerica	1,748	(i)					19,978	(v)
	4,346						44,833
Associated company
Borealis	3,123	(i)
	3,123
Related companies
CNO		-			4,128	(iv)
Petrobras	88,842	(ii)	58,169	(iii)	1,777,503	(iv)
Refap	19,492	(i)			10,003	(iv)
Other	565	(i)
	108,899		58,169		1,791,634

At December 31, 2011	116,368		58,169		1,791,634		44,833

Groups of accounts in which the transactions are recorded:

(i)       Amounts in “trade accounts receivable”: R$ 22,890 and in “other receivables”: R$ 4,636.

(ii)     Amount in “trade accounts receivable”: R$ 6,887 and in “other receivables”: R$ 81,955.

(iii)    Amount in “related parties” related to loan agreements, subject to TJLP + interest of 2% per year.

(iv)    Amounts in “trade payables”.

(v)     Amounts in “related parties” related to “advances for future capital increase” made by other shareholders.

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	15,624	5,362	(56)
	15,624	5,362	(56)
Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500
Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS		2,348
OSP		205,824
Petrobras	1,457,484	14,321,986	4,427
PifCo	7,446
Refap	11,699
	1,476,629	14,737,103	4,427
Post-employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

	Assets				Liabilities
	Current		Non-current		Current		Non-current
Jointly-controlled subsidiaries
RPR	7,596	(i)
Propilsur	3,497	(ii)					15,001	(vii)
Polimerica	4,257	(ii)					14,538	(vii)
	15,350						29,539
Associated companies
Borealis	7,337	(iii)
Cetrel					1,907	(vi)
Sansuy					219	(vi)
	7,337				2,126
Related companies
OCS					29	(vi)
Petrobras	131,228	(iv)	53,742	(v)	562,327	(vi)
Refap					110,008	(vi)
Other							1,847	(viii)
	131,228		53,742		672,364		1,847

At December 31, 2010	153,915		53,742		674,490		31,386

Groups of accounts in which the transactions are recorded:

(i)         Amounts in “trade accounts receivable”.

(ii)       Amounts in “other receivables”.

(iii)      Amounts in “trade accounts receivable”: R$ 7,150 and in “other receivables”: R$ 187.

(iv)      Amounts in “trade accounts receivable”: R$ 85,245 and in “other receivables”: R$ 45,983.

(v)       Amounts in “related parties” related to loan agreements, subject to TJLP + interest of 2% per year.

(vi)      Amounts in “trade payables”.

(vii)    Amounts in “related parties” related to “advance for future capital increase” made by other shareholders.

(viii)   Amounts in “related parties” related to loan agreements, subject to 100% of CDI.

	Income statement transactions from January to December 31, 2010
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	228,616	37,743	(2,003)
	228,616	37,743	(2,003)
Associated companies
Borealis	118,967	5
Cetrel	181	12,881
	119,148	12,886
Related companies
CNO		82,580
OCS		1,966
OPIP		135,731
Petrobras	416,081	8,227,866	656
PIFCo	70,087	81,091
Refap	235,684	1,235,782
Other			(33)
	721,852	9,765,016	623

Post-employment benefit plan
Brasilprev				4,102
Fundação Petrobras de Seguridade Social ("Petros")				3,640
Odeprev				11,413
Triunfo Vida				126
				19,281

Total	1,069,616	9,815,645	(1,380)	19,281

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceeds R$ 5,000 per operation or R$ 15,000 altogether per year between the Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

It is worth noting that Brazilian Corporate Law (“Corporate Law”) forbids officers and directors to: (i) perform any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervene in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receive, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

The related parties have the following relationship with the Company:

•           CNO: indirect controlling of Braskem

•           CNO México: wholly-owned indirect subsidiary of Odebrecht

•           OCS: wholly-owned direct subsidiary of Odebrecht

•           OPIP: wholly-owned direct subsidiary of Odebrecht

•           OSP: indirect controlling of Braskem

•           Petrobras: direct shareholder of Brakem

•           Pfico: wholly-owned direct subsidiary of Petrobras

•           Refap: wholly-owned indirect subsidiary of Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           CNO:  The Company and CNO signed an alliance agreement for performing services in the stoppages for maintenance and inspection in the industrial units. This agreement provides for a different price for each type of activity carried out by CNO.

•           CNO Mexico: The subsidiary Braskem Idesa and CNO Mexico signed, together with Ica Fluor Daniel, S de R. L. de C. V. (Mexican engineering company), agreements for the performance of services of (i) basic engineering and preliminary procurement of equipment amounting to US$ 16 million and effective until April 2012; and (ii) land leveling, amounting to US$ 150 million and effective until March 2013. These contracts were signed for the construction of the Ethylene XXI project (Note 1(b.3)).

•           CNO and Alagoas Consortium (composed of CNO and OSP): The Company signed: (i) an alliance agreement with the Alagoas Consortium (composed of CNO and OSP) for the construction of a PVC plant in Alagoas in the estimated amount of R$ 362 million, dated December 14, 2010, and effective for 24 months; and (ii) an alliance agreement with CNO for the construction of a butadiene plant in the state of Rio Grande do Sul in the amount of R$ 129 million, dated April 4, 2011 and effective until October 3, 2012.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

•           Petrobras:

(i)        Naphtha

Braskem and Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals units located in the Triunfo, Camaçari and São Paulo Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 metric tons a year and a maximum consumption of 7,019,600 metric tons a year. The subsidiary of Petrobras, PifCo, also supplies naphtha to the Company and its subsidiaries.

(ii)      Propane

Braskem has propane supply agreements with Petrobras and its subsidiary Refap through its refineries for the Company’s plants located in the petrochemical complexes. These agreements provide for the full supply of approximately 680,000 metric tons of propane a year.

(iii)    Ethane, propane and electric energy

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethylene a year, 392,500 metric tons of propane a year and 306.6 GWh of electric energy a year.

(iv)    Sale of sundry products

The Company supplies to Petrobras many products it manufactures, such as solvents, butadiene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

•           OCS: The Company entered into a risk and insurance management agreement with OCS, amounting to R$ 6 million for a period of three years as from 2008.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	Parent company		Consolidated
	2011	2010	2011	2010
Remuneration
Short-term benefits to employees and managers	29,971	26,917	32,445	30,886
Post-employment benefit	200	209	223	383
Benefits on contract termination				892
Long-term incentives	1,519	2,320	1,519	2,320
Total	31,690	29,446	34,187	34,481

Non-current liabilities	2011	2010

Long-term incentives	4,121	5,372
Total	4,121	5,372

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

11                Taxes recoverable

		Parent company		Consolidated
	Note	2011	2010	2011	2010

Excise tax (IPI)		30,177	26,008	31,016	29,128
Value-added tax on sales and services (ICMS)	(a)	641,781	795,390	1,094,838	1,211,256
Social integration program (PIS) and social contribution on revenue (COFINS)	(b)	279,632	206,829	469,872	326,005
PIS and COFINS - Law No. 9,718/98	(c)	151,457	115,362	157,733	115,362
PIS - Decree-Law 2,445 and 2,449/88	(d)	180,234	55,194	199,972	55,317
Income tax and social contribution (IR and CSL)	(e)	242,615	125,151	389,769	220,525
Tax on net income (ILL)	(e)	14,912	61,126	14,912	61,126
Other		128,424	112,406	184,388	124,561
Total		1,669,232	1,497,466	2,542,500	2,143,280

In current assets		606,258	400,969	1,036,253	698,879
In non-current assets		1,062,974	1,096,497	1,506,247	1,444,401
Total		1,669,232	1,497,466	2,542,500	2,143,280

(a)               ICMS

The Company has accumulated ICMS credits over the past few years arising mainly from acquisitions of fixed assets, domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of Bahia, Rio Grande do Sul and São Paulo where most production units are concentrated. The Company’s management has been prioritizing a series of actions so as to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by management are:

•         Agreement with the Government of the state of Rio Grande do Sul, maintaining the full deferral of ICMS on the import of naphtha and limiting the use of accumulated ICMS credits to an average of R$ 8,250 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of the State of Bahia, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic and imported naphtha acquired in that state and; (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

•         In São Paulo, Braskem started to take measures towards the monetization of the credit balance, including the centralization of the ICMS of the São Paulo units in a single establishment and management of the purchase of inputs, whenever possible, from interstate bases.

Taking into consideration the tax rule that limits the short-term realization of ICMS credits from the acquisition of fixed assets and the projections of the Company’s management for the realization of the other credits, as of December 31, 2011, the amount recorded in non-current assets was R$ 390,247 in the Parent Company and R$ 685,487 in the consolidated (2010 – R$ 644,831 in the Parent Company and R$ 883,163 in the consolidated), including the amount of R$ 53,017 (2010 – R$ 59,133), related to the ICMS deferred on the acquisitions of machinery, equipment and parts for the construction of the subsidiary Riopol (Note 22(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)          PIS and COFINS

This account includes PIS and COFINS credits on the acquisition of property, plant and equipment items, and the amount of which on December 31, 2011 totals R$ 249,191 (2010 – R$ 168,673). The changes in the year are mainly due to the project for the expansion of the PVC plant in the State of Alagoas and the scheduled stoppages for maintenance. These credits will be realized in the ordinary course of the Company’s operations, following the rules provided for in the Regulatory Instruction of the Federal Revenue Service (SRF) No. 457 of October 18, 2004.

(c)           PIS and COFINS – Law No. 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits will be used to offset federal taxes due. In 2011, the Company recognized new credits arising from favorable outcomes in lawsuits filed by companies merged into Braskem and by the subsidiary Braskem Petroquímica.

(d)          PIS – Decree-Laws No. 2,445 and No. 2,449/88

In 2011, Braskem recognized credits in the amount of R$ 155,505 arising from favorable decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88.

(e)           IR and CSL

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments. In 2011, the Company used credits from the ILL process for IR prepayments amounting to R$ 48,299. All these credits are adjusted based on the variation of the Selic rate.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

12                Judicial deposits – Non-current assets

	Parent company		Consolidated
	2011	2010	2011	2010
Judicial deposits
Tax contingencies	96,081	117,130	105,611	117,137
Labor and social security contingencies	50,595	96,887	60,187	117,470
Other	4,916	13,871	8,422	15,588
Total	151,592	227,888	174,220	250,195

On December 31, 2011, a portion of the deposits is associated with legal proceedings for which the probability of loss is possible (Note 28) and a portion is associated with proceedings for which the probability of loss is remote.

13                Insurance claims

On December 31, 2011, this account includes:

(i)       indemnities for claims occurred in December 2010 and February 2011 in furnaces and in the electric system in the olefin plants of the Camaçari Basic Petrochemicals unit located in the State of Bahia in the amounts of R$ 141,247 and R$ 61,300, respectively; and

(ii)     indemnity for the claim in the plant of chloride soda in the State of Alagoas in the amount of R$ 12,911.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

14                Other receivables (consolidated)

(a)               Current

The main balances that compose this account in current assets are:

•      R$ 96,213 related to advances to service suppliers (2010 – R$ 59,608);

•      R$ 81,955 related to amounts receivable from related companies (2010 – R$ 45,965), Note 10(b).

(b)               Non-current – Eletrobrás compulsory loans

In 2000, the merged company Trikem S.A. and Braskem Petroquímica filed lawsuits related to credits arising from interest and monetary adjustment on the Eletrobrás compulsory loan for the period between 1987 and 1994 and, in 2001, they filed lawsuits related to credits for the period between 1977 and 1986.

The Superior Court of Justice – STJ appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobrás, the Federal Supreme Court - STF consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

The lawsuits of said companies have already been awarded final and unappealable decisions by the STJ and, therefore, appeals against these decisions are no longer applicable. Accordingly, the Company recognized the related credits, which, as it understands are unconstested based on the opinion of its external legal advisors, amounting to R$ 51 million and R$ 29 million for the lawsuits of Trikem and Braskem Petroquímica, respectively, and a revenue was recorded in the operating profit for 2011.

The composition of this amount results from a principal amount and interest. Although the legal advisors consider that there is a probability that this amount will be received in full, Management applied a negative goodwill of 40%.

On December 31, 2011, the balance of this account is R$ 82,526 (2010 - R$ 8,766).

On December 31, 2010, this account included, in current assets, balances of insurance claims that were reclassified to a specific account in non-current assets on December 31, 2011 (Note 13).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

15                Investments

(a)          Information on investments

		Parent company
			Adjusted net profit (loss)		Adjusted
		Interest in	for the year		equity
		total capital (%)	2011	2010
(a.1) Investments of the parent company		2011			2011	2010

Subsidiaries
Braskem Alemanha		5.66	(5,897)		208,192
Braskem America Inc	(i)			154,048		451,068
Braskem America	(ii)	100.00	(22,883)		480,405
Braskem Argentina		96.77	(738)	(2,997)	4,465	5,203
Braskem Chile		99.02	(35)	62	1,543	1,578
Braskem Distribuidora		100.00	8,915	(3,552)	94,490	85,575
Braskem Holanda		100.00	(7,509)	(3,039)	489,925	84,871
Braskem Finance		100.00	(122,024)	(1,663)	(90,990)	31,034
Braskem Idesa		65.00	(14,182)	(17,391)	267,367	51,654
Braskem Importação		0.04	6	9	205	199
Braskem Inc.		100.00	(18,344)	(53,982)	187,990	167,949
Braskem Participações		100.00	(163)	(1,417)	781	957
Braskem Petroquímica		100.00	50,081	(5,504)	913,193	860,791
Braskem Qpar		96.96	49,011	(632,963)	2,722,056	2,129,820
Cetrel	(iii)	52.84	39,277		290,192
CINAL	(iv)			(119)
Ideom		100.00	(2,022)	1,052	20,762	(917)
IQAG		0.12	128	682	1,690	1,562
ISATEC	(v)			(1,994)		(77)
Petroquímica Chile		97.96	1,022	646	6,708	5,686
Polibutenos				2,658
Politeno Empreendimentos		99.98	18	(29)	31	(20)
Quantiq		99.90	28,394	10,033	228,899	102,059
Riopol		100.00	66,419	(42,718)	1,767,574	1,687,047
Unipar Comercial	(vi)			13,325		38,973

Jointly-controlled subsidiary
RPR		33.20	18,339	57,587	120,655	47,679

Associates
Borealis Brasil S.A. ("Borealis")	0	20.00	22,307	15,028	149,349	130,940
Companhia de Desenvolvimento	0
Rio Verde ("Codeverde")	0	35.97	1,561	(1,004)	66,606	83,546
Cetrel	(iv)			23,916		254,785
Sansuy Administração, Participação,
	Representação e Serviços Ltda ("Sansuy")	20.00	(16)	(13)	1,954	1,972

(i)         Subsidiary merged into Braskem PP Americas, Inc. in January 2011 (Note 1(b.2)).

(ii)        Current name of Braskem PP Americas (Note 1(b.2)).

(iii)      Redesignated from an associate to a subsidiary (Note 2.2(ix)).

(iv)      Company merged into the Company in December 2010.

(v)        Company sold in May 2011 (Note 1(b.4 (iii)).

(vi)      Company merged into Quantiq in January 2011 (Note 1(b.1)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

		Parent company
			Adjusted net profit (loss)		Adjusted
		Interest in	for the year		equity
		total capital (%)	2011	2010
		2011			2011	2010

(a.2) Investments of subsidiaries
						-
Braskem America
Braskem America Finance		100.00	(326)		(3,506)
Braskem Chile
Braskem Argentina		3.17	(738)	(2,997)	4,465	5,203
Petroquímica Chile		2.03	1,022	646	6,708	5,686
Braskem Distribuidora
Braskem Importação		99.96	6	13	205	199
Braskem Argentina		0.06	(738)	(2,997)	4,465	5,203
Lantana		96.34	9,862	(3,531)	88,272	78,410
Braskem Holanda
Braskem Alemanha		94.34	(5,897)		208,192
Propilsur		49.00	(1,305)	(3,564)	103,419	86,313
Polimerica		49.00	(239)	(2,625)	71,377	57,067
Braskem Idesa
Braskem Idesa Serviços		100.00	309		1,982
Braskem Importação
Braskem México		0.03	(426)	(380)	2,237	1,052
Braskem Inc.
Braskem Chile		0.98	(35)	62	1,543	1,578
Lantana		3.66	9,862	(3,531)	88,272	78,410
Petroquímica Chile		0.01	1,022	646	6,708	5,686
Braskem Participações
Braskem México		99.97	(426)		2,237	1,052
Politeno Empreendimentos		0.02	18	(29)	31	(20)
Quantiq		0.10	28,394	10,033	228,899	102,059
Braskem Petroquímica
Braskem Qpar		3.04	49,011	(632,963)	2,722,056	2,129,820
Cetrel		1.25	39,277		290,192
Commom
Norfolk		100.00	9,003	266	61,995	52,992
Quantiq
IQAG		99.88	128	682	1,690	1,562
Braskem Qpar
Commom		100.00	1,194	(284)	6,906	5,713

		Consolidated
			Adjusted net profit (loss)		Adjusted
		Interest in	for the year		equity
		total capital (%)	2011	2010	2011	2010
		2011

Associates
Borealis		20.00	22,307	15,028	149,349	130,940
Cetrel	(i)			23,916		254,785
Codeverde		35.97	1,561	(1,004)	66,606	83,546
Sansuy		20.00	(16)	(13)	1,954	1,972

(i)         Redesignated from an associate to a subsidiary (Note 2.2(ix)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The operations of subsidiaries and jointly-controlled subsidiaries of Braskem are as follows:

•         Braskem America – is headquartered in Philadelphia and is composed of five industrial units that produce polypropylene, three of which are in the State of Texas, two acquired in 2011 (Note 5.4), one in the State of Pennsylvania and one in the State of West Virginia.

•         Braskem Argentina; Petroquímica Chile; Braskem Holanda – subsidiaries responsible for the sale of products manufactured by Braskem in the international market. Braskem Holanda is also the parent company of Braskem Alemanha.

•         Braskem Distribuidora – is responsible for the distribution and sale of oil byproducts and correlated products, including chemical and petrochemical products, fuels and solvents.

•         Braskem Alemanha – is headquartered in Frankfurt, Germany, it has two industrial units with a joint polypropylene production capacity of 545,000 metric tons a year. These units were acquired in 2011 (Note 5.4).

•         Braskem Finance and Braskem America Finance – were incorporated for the purpose of centralizing the raising of funds abroad.

•         Braskem Idesa – is responsible for the construction of an industrial complex for the production of one million metric tons of ethane a year. The project was called Ethylene XXI and the the units are expected to be operational in the first half of 2015.

•         Braskem México; Braskem Idesa Serviços – companies that provide services to Braskem Idesa.

•         Braskem Importação e Exportação – is responsible for the import, export and sale of petrochemical naphtha, oil and its byproducts.

•         Braskem Inc. – operates in the sales of naphtha and other products, in addition to carrying out Braskem’s usual financial funding operations.

•         Braskem Participações – its main purpose is the investment in the equity of other companies;

•         Braskem Petroquímica and Braskem Qpar – they produce basic petrochemicals such as ethane and propane. In the thermoplastic resins segment, they produce polyethylene and polypropylene. These subsidiaries were acquired by the Company in 2010 (Note 5.1).

•         Cetrel – its main purpose is the provision of environmental protection services, such as research in the area of environmental control and waste recycling and other recoverable waste from industrial and urban emissions, among other things.

•         Ideom – its purpose is the provision of research services applied in the chemical and petrochemical, plastic materials and textile industries. This company was merged by the Company on February 28, 2012 (Note 39).

•         IQAG – operates in the provision of storage services to third parties.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

•         Politeno Empreendimentos – its purpose is the participation in industrial projects and ventures, asset management, sales of petrochemical products and the investment in the equity of other companies;

•         Quantiq – operates in the distribution, sale and industrialization of solvents from oil and petrochemical products, distribution and sale of process oils, other inputs that are oil byproducts, chemical intermediaries, specialty chemicals and pharmaceutical products.

•         Propilsur and Polimérica – Braskem, in partnership with Petroquímica de Venezuela (“Pequiven”), has two investment projects in Venezuela, one for the production of polypropylene (Propilsur) and another for the integrated production of ethane and polyethylene (Polimérica).

•         Riopol – its purpose is the production and sale of thermoplastic resins and other petrochemical products.

•         RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Changes in investments in subsidiaries, jointly-controlled subsidiaries and associates

			Capital	Dividends and	Equity in results of investees			Interest	Provision	Other	Equity	Currency	Write-off
	Balance at		increase	interest on	Effect	Adjustment of	Goodwill	gain	for losses /	comprehensive	valuation	translation	from	Balance at
	2010	Merger	(decrease)	capital	of results	profit in inventories	amortization	(loss)	other	income	adjustments	adjustments	disposal	2011
Subsidiaries and
jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Distribuidora	85,575				8,915									94,490
Braskem Participações	957		53		(163)							(66)		781
Braskem Petroquímica	726,288			(14,273)	50,081	(1,609)	(3,436)	16,593						773,644
Braskem Qpar	3,109,681		543,224		47,521	(4,114)	(47,527)	(16,522)	(35)					3,632,228
Cetrel (i)				(25)	14,900		(1,994)	3,035	131,722					147,638
Ideom			23,701		(2,022)				(917)					20,762
ISATEC	(77)		4,110						(1,028)				(3,005)
Politeno			35		18				(22)					31
Quantiq	100,696	44,230	61,100		28,394	(286)			35					234,169
Riopol	1,687,047		14,108		66,419	(1,797)								1,765,777
RPR	13,777			(2,811)	6,089					929	22,079			40,063
UNIPAR Comercial (ii)	44,495	(44,230)			(265)
	5,768,439		646,331	(17,109)	219,887	(7,806)	(52,957)	3,106	129,755	929	22,079	(66)	(3,005)	6,709,583

Foreign subsidiaries
Braskem Alemanha			12,591		(332)			(202)				(273)		11,784
Braskem America Inc (iii)	451,068	(451,068)
Braskem America (iv)		451,068			(22,884)	(2,025)				(1,512)		53,733		478,380
Braskem Argentina	5,203				(738)	(1,338)								3,127
Braskem Chile	1,578				(35)									1,543
Braskem Finance	31,034				(31,034)
Braskem Holanda	84,871		415,168		(7,509)			202				(2,807)		489,925
Braskem Idesa	33,575		145,087		(9,218)							4,044		173,488
Braskem Inc.	167,948				(18,344)					38,386				187,990
Petroquímica Chile	5,686				1,022									6,708
	780,963		572,846		(89,072)	(3,363)				36,874		54,697		1,352,945

Total subsidiaries	6,549,402		1,219,177	(17,109)	130,815	(11,169)	(52,957)	3,106	129,755	37,803	22,079	54,631	(3,005)	8,062,528

Associates
Borealis	26,188				3,682									29,870
Cetrel (i)	131,722								(131,722)
Codeverde			(6,600)						6,600
Total associates	157,910		(6,600)		3,682				(125,122)					29,870

(i)         Company fully consolidated as from the first half of 2011 (Note 2.3 (vi)).

(ii)       Company merged into Quantiq in January 2011 (Note 1 (a.2)).

(iii)      Company merged into Braskem PP Americas Inc in january 2011 (Note 1 (a.1)).

(iv)      Current name of Braskem PP Americas (Note 1 (a.1)).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c)               Breakdown of equity results

	Parent company					Consolidated
	2011		2010	2011		2010

Equity in results of subsidiaries and jointly-controlled subsidiaries	119,646		529,303	210		3,432
Equity in results of associates	3,682		18,386	3,306		21,191
Amortization of fair value adjustment	(52,957)	(i)	(3,984)	(5,430)	(i)	(4,225)
Provision for losses on investments	(92,036)	(ii)	928	(18)		(96)
Business combination realization			(105,619)
Dividends received from other investments / other	484			513
	(21,181)		439,014	(1,419)		20,302

(i)       Amortization of fair value adjustments comprises the following:

•      R$ 47,527 related to the amortization of fair value adjustments on the assets and liabilities from the business combinations of Quattor. This amount is distributed among the following accounts in the consolidated income statement: “net sales revenue”, amounting to R$ 17,551, “cost of products sold”, amounting to R$ 94,913, “general and administrative expenses”, amounting to R$ 91, “financial results”, amounting to R$ 25,318 and the credit effect in “other operating income (expenses), net” in the amount of R$ 65,862. The effect of deferred income tax and social contribution was R$ 24,484.

•      R$ 5,430 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

(ii)     Includes a provision for loss in the subsidiary Braskem Finance in the amount of R$ 90,990.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

16                Property, plant and equipment

		Parent company
	Note	Land	Buildings and improvements	Machinery, equipment and facilities	Projects and stoppage in progress	Other	Total

Cost		84,112	1,415,562	14,414,737	1,565,117	460,426	17,939,954
Accumulated depreciation/depletion			(584,188)	(5,840,861)		(250,692)	(6,675,741)
Provision for impairment	(i)			(164,029)			(164,029)
Balance as of December 31, 2010		84,112	831,374	8,409,847	1,565,117	209,734	11,100,184

Acquisitions				57,659	1,416,014	311	1,473,984
Acquisition of companies
Capitalized financial charges					80,667		80,667
Disposals, net of depreciation/depletion				(4,432)	(148)	(843)	(5,423)
Transfers	(ii)		13,958	432,909	(490,935)	(39,556)	(4,512)
Transfers from current assets	(iii)				47,601		47,601
Depreciation / depletion			(47,956)	(926,797)		(55,799)	(1,030,552)
Reversal of provision				3,993			3,993
		84,112
Net book value		84,112	797,376	7,973,179	2,618,316	192,959	11,665,942
Cost			1,429,520	1,429,520	2,618,316	499,450	19,532,271
Accumulated depreciation/depletion			(632144)	(632,144)		(306,491)	(7,706,293)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		84,112	797,376	7,973,179	2,618,316	192,959	11,665,942

(i) Impairment of plants hibernated in 2008 and 2009. (ii) Includes transfers to intangible assets (iii) Transfers of spare parts to property, plant and equipment

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

		Consolitaded
	Note	Land	Buildings and improvements	Machinery, equipment and facilities	Projects and stoppage in progress	Other	Total

Cost		417,475	1,804,708	22,045,283	1,972,781	632,260	26,872,507
Accumulated depreciation/depletion			(613,585)	(6,458,072)		(270,549)	(7,342,206)
Provision for impairment	(i)			(164,029)			(164,029)
Balance as of December 31, 2010		417,475	1,191,123	15,423,182	1,972,781	361,711	19,366,272

Acquisitions		4,385	9,666	198,096	1,848,820	109,304	2,170,271
Acquisition of companies			1,798	321,345			323,143
Capitalized financial charges	19(g)				101,721		101,721
Full consolidation of subsidiary (Cetrel)		1,130	42,230	22,704	21,354	80,820	168,238
Disposals, net of depreciation/depletion				(4,433)	(6,153)	(5,299)	(15,885)
Transfers	(ii)		7,309	104,903	(257,809)	131,955	(13,642)
Transfers from current assets	(iii)				81,686		81,686
Depreciation / depletion			(64,939)	(1,465,281)		(78,602)	(1,608,822)
Reversal of provision				3,993			3,993
Foreign currency translation adjustment		(4,564)	(5,720)	68,032	855	(7,391)	51,212

Net book value		418,426	1,181,467	14,672,541	3,763,255	592,498	20,628,187
Cost		418,426	1,859,991	22,755,930	3,763,255	941,649	29,739,251
Accumulated depreciation/depletion			(678,524)	(7,923,353)		(349,151)	(8,951,028)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		418,426	1,181,467	14,672,541	3,763,255	592,498	20,628,187

(i) Impairment of plants hibernated in 2008 and 2009. (ii) Includes transfers to intangible (iii) Transfers of spare parts to property, plant and equipment

The projects in progress relate mainly to operating improvements to increase the economic useful life of machinery and equipment and expansion projects, particularly the expansion of the PVC plant in Alagoas, and the construction of a new butadiene plant in Rio Grande do Sul.

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment in the amount of R$ 3,428,276 (2010 – R$ 2,978,033) to comply with the obligations assumed in financing agreements (Note 19).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Impairment test for fixed assets

In the preparation of the Business Plan for the 2012/2016 period, the Company’s management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made, Braskem’s management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast.

Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 17).

17                Intangible assets

						Parent
	Consolidated					company
	Goodwill
	based on			Costumers
	expected future	Brands	Software	and suppliers
	profitability	and patents	licenses	agreements	Total	Total

Cost	3,194,545	188,612	381,964	644,447	4,409,568	3,558,803
Accumulated amortization	(1,130,794)	(51,402)	(109,325)	(38,865)	(1,330,386)	(1,278,692)
Balance as of December 31, 2010	2,063,751	137,210	272,639	605,582	3,079,182	2,280,111

Acquisitions			11,402		11,402	5,130
Full consolidation of subsidiary (Cetrel)		58	2,030		2,088
Transfers from PP&E			13,642		13,642	4,513
Amortization		(10,815)	(53,119)	(54,699)	(118,633)	(41,079)
Foreign currency translation adjustment		1,075	1,193	26,743	29,011

Net book value	2,063,751	127,528	247,787	577,626	3,016,692	2,248,675
Cost	3,194,545	189,745	410,231	671,190	4,465,711	3,568,446
Accumulated amortization	(1,130,794)	(62,217)	(162,444)	(93,564)	(1,449,019)	(1,319,771)
Balance as of December 31, 2011	2,063,751	127,528	247,787	577,626	3,016,692	2,248,675

Average annual rates of amortization		9.34%	13.10%	8.43%

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Impairment test of goodwill based on future profitability

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in CPC 01 (R1) and IAS 36. On December 31, 2011, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs were acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In December 2011, Braskem conducted an impairment test of the goodwill of the Polyolefins and Vinyls operating segments and CGU UNIB-South using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

				Consolidated
	Allocated	Cash flow	Book value	CF/Book
	goodwill	(CF)	(with goodwill)	value
CGU and operating segments
CGU - UNIB - South	926,854	20,179,263	1,380,117	14.6
Operating segment - Polyolefins (i)	944,500	34,350,341	8,765,178	3.9
Operating segment - Vinyls	192,353	3,880,780	2,343,232	1.7
Total	2,063,707	58,410,384	12,488,527

(i)    These amounts include the industrial units of polyethylene and polypropylene acquired in the business combination of Quattor, arising from the change in the organization structure that took place in 2011 (Note 36).

The assumptions used to determine the discounted cash flow include: cash flows for five years based on the Business Plan, discount rates based on the Weighted Average Cost of Capital (WACC) of 9.3% a year and growth rates to determine the perpetuity based on annual inflation rate according to the Broad Consumer Price Index (“IPCA”) of 5%.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Sensitivity analysis

Considering the impact of the “discount rate” and “growth rate for perpetuity” on the potential cash flows, Braskem performed a sensitivity analysis with changes in these variables and the cash flows are presented in the table below:

	Consolidated
		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	18,597,888	18,900,839
Operating segment - Polyolefins	30,751,814	31,295,193
Operating segment - Vinyls	3,469,531	3,533,534
Total	52,819,233	53,729,566

18                Other payables

	Parent company		Consolidated
	2011	2010	2011	2010

Credit notes	353	828	410	6,365
Commissions	16,775	1,026	17,291	4,823
Lease agreements	7,566	13,187	21,793	27,693
Trade notes (i)	235,968	226,894	253,427	230,085
Labor agreements (ii)	1,123	72,437	3,203	83,875
Other payables	27,141	49,130	103,824	133,085
Total	288,926	363,502	399,948	485,926

In current liabilities	47,514	125,935	119,402	233,322
In non-current liabilities	241,412	237,567	280,546	252,604
Total	288,926	363,502	399,948	485,926

(i)                 At December 31, 2011, the balance includes the amount of R$ 235,968, which corresponds to the amounts payable to BNDESPAR arising from the acquisition of Riopol shares (Note 1(b.1)).

(ii)               In March and September 2011, Braskem made the payment of the second and third installments of the labor agreement entered into between Braskem, Braskem Petroquímica and the Labor Union in the Petrochemical, Chemical, Plastic and Related Industries and Companies of the State of Bahia to end the litigation related to the collective bargaining agreement (“Clause 4”).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

19                Borrowings

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		2011	2010
Foreign currency
Bonds	Note 19 (a)	Note 19 (a)	5,981,035	3,927,712
Advances on exchange contracts	US dollar exchange variation	2.03%	131,668
Export prepayments	Note 19 (b)	Note 19 (b)	1,781,346	2,287,738
Medium-Term Notes (i)	US dollar exchange variation	11.75%	166,392	438,031
Raw material	US dollar exchange variation	3.02%	6,322	15,142
Acquisition of investment (ii)	US dollar exchange variation	4.45%		352,480
Acquisition of investment	US dollar exchange variation	1.75% above Libor	188,070
BNDES	Note 19 (c)	Note 19 (c)	413,722	307,701
Export credit notes	Note 19 (d)	Note 19 (d)	723,153	642,280
Working capital	US dollar exchange variation	2.22% above Libor	281,694	16,662
Working capital	US dollar exchange variation	101.25% to 105.5 of CDI		1,301
Project financing (NEXI)	Yen exchange variation	0.95% above Libor	26,318	66,602
Transactions costs, net			(84,525)	(29,195)

Local currency
Export credit notes	Note 19 (d)	Note 19 (d)	2,281,814	941,781
Working capital		105% to 106% of CDI	148,158	191,934
Acquisition of machinery and equipment (FINAME)	TJLP	1.38%	5,607	9,842
Acquisition of machinery and equipment (FINAME)	TJLP	4.67%	1,674	1,024
BNDES	Note 19 (c)	Note 19 (c)	2,556,521	2,419,712
Support to the production of goods for export (BNDESEXIM)		7.00%		150,452
Banco do Nordeste do Brasil (BNB)		8.50%	214,530	213,686
Project financing (FINEP) (iii)	TJLP	0.01%	34,765	61,975
Project financing (FINEP) (iii)	TJLP	4.37%	84,090	10,004
Project financing (FUNDES) (iv)		6.00%	204,182	187,419
Transactions costs, net			(1,724)	(3,538)
Total			15,144,812	12,210,745

Current liabilities			1,391,779	1,206,444
Non-current liabilities			13,753,033	11,004,301
Total			15,144,812	12,210,745

(i) In April 2011, the Company paid for part of this financing in advance.

(ii) In July 2011, the subsidiary Braskem America settled this financing in advance.

(iii) FINEP - Financier of Studies and Projects

(iv) FUNDES - Fund for Economic and Social Development

			Parent company
			2011	2010
Foreign currency
Current liabilities			409,580	570,329
Non-current liabilities			7,586,674	7,006,718
			7,996,254	7,577,047
Local currency
Current liabilities			551,939	642,646
Non-current liabilities			3,689,522	2,302,986
			4,241,461	2,945,632

Current liabilities			961,519	1,212,975
Non-current liabilities			11,276,196	9,309,704
Total			12,237,715	10,522,679

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Bonds

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	2011	2010

August 2005	(i)	250,000	June 2015	9.38	123,379	251,861
April 2006	(i)	500,000	no maturity date	9.00		339,143
September 2006	(i)	275,000	January 2017	8.00	253,563	473,886
June 2008		500,000	June 2018	7.25	942,622	837,294
May 2010		400,000	May 2020	7.00	752,951	673,348
May 2010		350,000	May 2020	7.00	663,296	589,180
October 2010		450,000	no maturity date	7.38	858,981	763,000
April 2011	(i)	750,000	April 2021	5.75	1,419,013
July 2011	(ii)	500,000	July 2041	7.13	967,230
Total		3,975,000			5,981,035	3,927,712

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction			Consolidated
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2011	2010

December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	25,803	45,837
July 2006	(iv)	95,000	June 2013	US dollar exchange variation + 3.17	33,416	51,166
July 2006	(iv)	75,000	July 2014	US dollar exchange variation + 2.73	72,696	89,561
March 2007	(iv)	35,000	March 2014	US dollar exchange variation + 4.10	47,147	58,630
April 2007	(iv)	150,000	April 2014	US dollar exchange variation + 3.40	282,206	250,662
November 2007	(iii)	150,000	November 2013	US dollar exchange variation + 3.53		250,410
October 2008	(i)	725,000	October 2013	US dollar exchange variation + 5.64		670,378
August 2009		20,000	July 2011	US dollar exchange variation + semiannual Libor + 5.00		34,482
March 2010	(iv)	100,000	March 2015	US dollar exchange variation + 4.67	190,808	168,752
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	282,093	250,631
June 2010		150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	281,869	250,419
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	187,783	166,810
March 2011		200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	377,525
Total		2,005,000			1,781,346	2,287,738

(i)       In April 2011, Braskem Finance concluded the funding of US$ 750 million, which was part of the financial resources used to: (1) partially settle in advance the bonds issued in August 2005 and September 2006; (2) fully settle the perpetual bonds issued in April 2006; (3) partially settle in advance the financing obtained through the Medium-Term Notes program; and (4) fully settle in advance the financing obtained in October 2008 through export prepayments.

(ii)     On July 19, 2011, the subsidiary Braskem America Finance completed the funding of US$ 500 million with semiannual payments of interest on January 22 and July 22 of each year for the purpose of (1) making the payment for the loan obtained in the acquisition of Sunoco Chemicals; (2) making the payment of short and long-term borrowings; and (3) general corporate matters.

(iii)   On September 28, 2011, an export prepayment amounting to R$ 271,798 (US$ 150,932 thousand) was fully settled in advance.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(iv)   Braskem contracted hedge transactions for some export prepayment contracts in order to offset the variation in the Libor (Note 21.2.1(b.i)). On December 31, 2011, the breakdown of the charges on these contracts already shows the nominal rate applied taking into consideration these transactions.

(c)               BNDES financing

Braskem has financing contracted with the National Bank for Economic and Social Development – BNDES and the breakdown of which, per project, is represented below:

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	2011	2010

Green PE	2008/2009	July 2017	TJLP + 0,00 to 4,78	508,083	468,684
Green PE	2009	July 2017	US dollar exchange variation + 6.17	49,463	40,335
Braskem Qpar expansion	2006/2007/2008	February 2016	TJLP + 1,00 to 3,50	460,270	569,217
Braskem Qpar expansion	2006/2007/2008	April 2016	US dollar exchange variation + 6.09 to 6.59	44,047	47,293
Braskem Qpar expansion	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6,24	2,862	3,359
Limit of credit II	2009	January 2017	TJLP + 2,58 to 3,58	327,902	259,788
Limit of credit II	2009	January 2017	US dollar exchange variation + 6.17	87,694	63,144
Limit of credit II	2009	January 2017	4.5	17,582
PVC Alagoas	2010	December 2019	TJLP + 0,00 to 3,58	261,403	48,046
PVC Alagoas	2010	January 2020	US dollar exchange variation + 6.17	68,630	11,713
PVC Alagoas	2010	January 2020	5.5	30,129
Limit of credit I	2007	April 2015	TJLP + 1,81 to 2,32	260,851	348,119
Limit of credit I	2007	April 2015	US dollar exchange variation + 4.91 to 5.80	57,813	68,044
Paulinia	2006	December 2014	TJLP + 2,40 to 3,40	245,014	323,732
Paulinia	2006	January 2015	US dollar exchange variation + 6.49	25,546	30,058
Limit of credit III	2011	January 2018	TJLP + 2,05 to 3,45	122,234
Limit of credit III	2011	January 2018	US dollar exchange variation + 6.04	28,169
Limit of credit UNIB-South	2006	May 2014	TJLP + 2,02 to 3,00	92,131	140,820
Limit of credit UNIB-South	2006	July 2014	US dollar exchange variation + 5.41 to 6.09	17,866	22,979
Butadiene	2011	December 2020	TJLP + 2,45 to 3,45	64,060
Butadiene	2011	January 2021	US dollar exchange variation + 6.04	16,185
Other	2005/2006	September 2016	TJLP + 0,52 to 4,00	166,862	261,416
Other	2005/2006	October 2016	US dollar exchange variation +6.39 to 6.59	11,764	12,751
Other	2005/2006	October 2016	Monetary variation (UMBNDES) + 5,49 to 6,29	3,683	7,915
Total				2,970,243	2,727,413

The I, II, III and UNIB-South credit limits refer to revolving credit lines, with limits stipulated by BNDES, and the funds of which are aimed at the current investments of the Company and investments in research, development and innovation.

Additionally, in December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$ 2.5 billion, which may be used for five years as from the date it is contracted. The funds will be used in the Company’s investment plan for 2011 to 2013. The first release of these funds (III credit limit) took place in December 2011 in the amount of R$ 150 million.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(d)               Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	2011	2010

December 2005		100,000	March 2014	106% of CDI	105,345	104,921
January 2006		11,500	January 2014	108% of CDI	7,731	10,137
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	147,991	131,455
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	95,533	84,840
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	141,636	125,810
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	290,043	257,583
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	47,950	42,592
March 2008	(i)	450,000	March 2017	110% of CDI	-	487,468
April 2010		50,000	March 2014	12.16	60,861	54,260
June 2010		200,000	June 2014	12.13	237,590	211,885
September 2010	(ii)	71,000	September 2012	100.7% of CDI	81,818	73,110
February 2011		250,000	February 2014	99% of CDI	274,613
April 2011	(ii)	450,000	April 2019	112.5% of CDI	461,209
June 2011		80,000	June 2014	98.5% of CDI	84,572
August 2011	(ii)	400,000	August 2019	112.5% of CDI	404,267
October 2011		250,000	April 2012	108.3% of CDI	158,568
November 2011		400,000	November 2019	112.5% of CDI	405,240
Total		3,435,309			3,004,967	1,584,061

(i)       In March 2011, the Company settled this financing in advance.

(ii)     Braskem contracted hedge transactions for some NCE contracts in order to offset the variation in the CDI (Note 21.2.1(a.ii)), and the transaction of R$ 71,000, contracted in September 2010, was designated for hedge accounting (Note 21.2.1(b.ii)).

(e)               Project financing - NEXI

(i)        In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand (R$ 136,496) and YEN 6,628,200 thousand (R$ 141,529), respectively. The principal is repayable in 11 installments as from March 2007, with final maturity in June 2012.

As described in Note 21.2.1 (a.i), the Company entered into swap contracts for all of these debts, changing the effective annual interest cost of the tranche drawn down in March 2005 to 101.59% of the CDI and that of the tranches drawn down in September 2005 to 104.29% and 103.98% of the CDI. The swap contracts were signed with first-class foreign banks and maturities, currency, rates and amounts are perfectly appropriate to the financing contracts.

(ii)   In March 2011, the Company obtained loans in U.S. dollar from NEXI in the amount of US$ 200 million and the charges on which are paid semiannually and include foreign exchange variation, semiannual Libor and interest of 1.20% a year. The principal amount will be paid in semiannual installments as from February 2013 and matures in February 2021. On December 31, 2011, the balance of this loan is presented in the “EPP” account in the amount of R$ 377,525 in item (b) of this note.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(f)                Payment schedule

The long-term amounts mature as follows:

	Consolidated
	2011	2010

2012		1,238,243
2013	1,252,464	1,814,902
2014	1,781,917	1,691,089
2015	1,123,509	1,069,774
2016	1,204,472	671,495
2017	565,456	683,258
2018	1,331,131	1,082,112
2019	1,536,264	159,965
2020	1,754,200	1,510,429
2021 and thereafter	3,203,620	1,083,034
Total	13,753,033	11,004,301

(g)               Capitalized financial charges

The Company capitalized financial charges in the year ended December 31, 2011 in the amount of R$ 101,721 (2010 - R$ 43,491), including monetary and exchange variation. The average rate of these charges in the year was 7.68% a year (2010 – 6.00% a year).

(h)               Guarantees

Braskem has provided guarantees for its borrowings as shown below:

		Total	Total
Loans	Maturity	guaranteed	debt 2011	Guarantees

BNB	December 2022	214,530	214,530	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2020	2,955,573	2,955,573	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	204,182	204,182	Mortgage of plants, land and property, pledge of machinery and equipment
NEXI	June 2012	26,318	26,318	Insurance policy
EPP	March 2014	47,147	47,147	Mortgage guarantees of 2° grade and land
FINEP	January 2019	63,596	63,596	Bank surety
FINAME	July 2015	6,844	6,844	Pledge of equipment
Total		3,518,190	3,518,190

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(i)                 Covenants

The financing agreements entered into by Braskem and NEXI establish limits for certain indicators related to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of Braskem based on its EBITDA generating capacity. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the past twelve months. This indicator is calculated in U.S. dollars, using the closing PTAX to determine the net debt and the average U.S. dollar rate for the last four quarters for the calculation of EBITDA.

The second indicator found in the agreements of Braskem is the division of consolidated EBITDA by net interest, which corresponds to the difference between the interest paid and interest received. This indicator is checked on a quarterly basis and calculated in U.S. dollars.

A summary of these operations and their limiting factors is provided below:

Indicator/Limit	Currency
Net debt/EBITDA < 4.5	U.S. dollar
EBITDA /Net interest > 1.5	U.S. dollar

The calculation of EBITDA for these operations is determined as follows:

EBITDA = LB (-) DOP (+) DAC (+/-) ORD (+) DJCP
LB = Gross profit	ORD = Other operating income and expenses
DOP = Selling, general and administrative expenses	DJCP = Dividends and interest on capital received from
DAC = Depreciation allocated to the cost of products sold	non-consolidated companies

The penalty for the non-compliance with these covenants is the possibility of having the debt maturing earlier. On December 31, 2011, all commitments assumed were complied with.

20                Debentures (public issues of non-convertible debentures)

On September 1, 2011, the Company paid the amount of R$ 530,424 for non-convertible debentures related to the 14th issue started in August 2006.

On December 31, 2011, the balance of R$ 19,102 refers to the first issue of non-convertible debentures of the jointly-controlled subsidiary RPR, which took place in 2011, presented in the consolidated non-current liabilities.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21                Financial instruments

21.1          Non-derivative financial Instruments

Braskem held on December 31, 2011 and 2010 the following non-derivative financial instruments according to the definition of CPC 38 and IAS 39.

		Fair value		Book value		Fair value
	Classification by category	hierarchy	Note	2011	2010	2011	2010

Cash and cash equivalents			6
Cash and banks	Loans and receivables			349,916	252,925	349,916	252,925
Financial investments in Brazil	Held-for-Trading	Level 2		435,580	2,208,475	435,580	2,208,475
Financial investments in Brazil	Loans and receivables			1,464,245		1,464,245
Financial investments abroad	Held-for-Trading	Level 2		737,078	162,870	737,078	162,870
				2,986,819	2,624,270	2,986,819	2,624,270

Financial investments			7
FIM Sol investments	Held-for-Trading	Level 2		36,410	204,123	36,410	204,123
Investiments in foreign currency	Held-for-Trading	Level 2		10,716	32,112	10,716	32,112
Shares	Held-for-Trading	Level 1		3,023	84	3,023	84
FIM Sol investments	Loans and receivables			116,007		116,007
Quotas of receivables investment fund	Held-to-maturity			34,720	28,706	34,720	28,706
Restricted deposits	Held-to-maturity			4,173		4,173
				205,049	265,025	205,049	265,025

Trade accounts receivable	Loans and receivables		8	1,894,812	1,956,951	1,894,812	1,956,951

Related parties			10
Assets	Loans and receivables			58,169	53,742	58,169	53,742

Trade Payables	Other financial liabilities			6,847,340	5,201,162	6,847,340	5,201,162

Borrowings			19
Foreign currency	Other financial liabilities			9,699,720	8,055,649	9,956,792	8,127,648
Local currency	Other financial liabilities			5,531,341	4,187,829	5,531,765	4,187,829
				15,231,061	12,243,478	15,488,557	12,315,477

Debentures	Other financial liabilities		20	19,102	517,741	19,102	516,562

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable, trade payables and other short-term liabilities approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – Fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – Fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

21.2          Derivative financial instruments

Derivative financial instruments are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Derivative financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for hedge accounting.

All derivative financial instruments held at December 31, 2011 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with CPCs 38, 39 and 40. The hedge designation is not mandatory. In general, Braskem will elect to designate derivatives as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect of derivatives on the changes in the hedged items.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.2.1    Changes in derivative financial instruments

At December 31, 2011, Braskem had financial derivative contracts with a nominal value of R$ 1,802,799 (2010 - R$ 2,257,789), R$ 279,495 (2010 – R$ 279,495) of which related to hedge transactions connected with project financing, R$ 1,444,320 (2010 – R$ 1,978,294) connected with export prepayments and export credit notes, and R$ 78,984 connected with commodities and a share repurchase program.

			Characteristics of the operation			Change in
			Asset part			fair value	Financial
Identification				Liability part	2010	(Note 21.2.2)	settlement	2011

Non-hedge accouting transactions
Foreign exchange swap		Note 21.2.1 (a.i)	Iene	CDI	13,700	(1,962)	(11,089)	649
Foreign exchange swap		Note 21.2.1 (a.ii)	CDI	Dolar		66,576	4,393	70,969
Repurchase of shares swap	(i)	Note 21.2.1 (a.iii)	Share value	CDI		2,263		2,263
Naphtha purchase swap		Note 21.2.1 (a.iv)	Fixed price	Variable price		219	261	480
Term commodity - ethanol		Note 21.2.1 (a.v)	Variable price	Fixed price		(202)		(202)

					13,700	66,894	(6,435)	74,159
Hedge accounting transactions
Braskem Inc.
Interest rate swaps	(ii)	Note 21.2.1 (b)	Libor	Fixed rate	42,890	(7,940)	(34,950)

Braskem
Interest rate swaps		Note 21.2.1 (b.i)	Libor	Fixed rate	25,988	6,986	(13,665)	19,309
Interest rate swaps		Note 21.2.1 (b.ii)	Pre-contractual rate	CDI	456	(1,289)		(833)

Braskem America
Interest rate swaps	(iii)	Note 21.2.1 (b)	Libor	Fixed rate	1,523	2,882	(4,405)
Sale swaps		Note 21.2.1 (b)			(1,300)	1,300

					69,557	1,939	(53,020)	18,476

Current assets (other receivables)					(1,300)			(1,035)
Current liability (hedge operations)					50,124			83,392
Non-current liabilities (hedge operations)					34,433			10,278
					83,257			92,635

(i)        Braskem shares were repurchased by a financial institution and are the subject matter of a swap operation (Note 29(g)).

(ii)      As a consequence of the advanced payment of the (1) export prepayment contracts mentioned in Note 19(b); and (2) financing for the acquisition of the investment mentioned in Note 19(ii), Braskem settled in advance the interest rate swap transactions that would mature in October 2013 and April 2015.

(iii)     In December 2011, the swap operations held by the subsidiary Braskem America for the purpose of establishing the margins in sales contracts were settled. A financial expense amounting to R$ 1,300 related to the settlement of these operations was recognized.

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. At December 31, 2011 there was no guarantee deposit placed by Braskem in relation to these derivatives.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$ 66,894 related to the change in the fair value of these swaps for the period ended December 31, 2011.

(a.i)    Project financing (NEXI) related swaps

At December 31, 2011, the Company had four currency swap contracts with a total nominal value of R$ 279,495 to hedge loans obtained in yen with floating interest rates and maturing in March and June, 2012.

 The objective of these swaps is to mitigate the risk of fluctuations in the foreign exchange rate between the Brazilian real and the yen arising from the loan mentioned in Note 19(e) and the risk of the change in future expenses with the payment of interest. The term, amount, settlement dates, and interest rate in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate	Maturity	Fair value
	(R$ thousand)			2011	2010
Swap NEXI I	28,987	104.29% CDI	June 2012	(129)	1,051
Swap NEXI II	136,495	101.85% CDI	March 2012	1,468	9,283
Swap NEXI III	86,110	103.98% CDI	June 2012	(503)	3,089
Swap NEXI IV	27,903	103.98% CDI	June 2012	(187)	277
Total	279,495			649	13,700

In current liabilities (hedge operations)				649	13,700
Total				649	13,700

The Company has elected not to designate these swaps as hedges for the application of hedge accounting since the main risk protected - the variation in the foreign exchange rate - is satisfactorily mitigated by the offsetting results of the foreign exchange variation in the loans and the variation in the derivative's fair value.

Consequently, the regular changes in the fair value of the swaps are recorded as finance income or expense in the same period in which they occur. The Company recognized financial income of R$ 1,962 related to the changes in the fair value of these swaps in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a.ii)    Export credit note (NCE) related swaps

At December 31, 2011, the Company had five foreign exchange swap contracts with a total nominal value of R$ 600,000 contracted on a credit line in reais with a rate of 112.5% of the CDI in August 2011 and maturing in April and August 2019 (Note 19(d)). In these swaps the Company receives 112.5% of the CDI and regularly pays exchange variation and a fixed rate of the foreign exchange coupon concurrently with the debt's cash flow.

Identification	Nominal value	Interest rate	Maturity	Fair value
	(R$ thousand)			2011	2010
Swap NCE I	200,000	5.44%	August 2019	32,023
Swap NCE II	100,000	5.40%	August 2019	13,952
Swap NCE III	100,000	5.37%	August 2019	12,512
Swap NCE IV	100,000	5.50%	April 2019	6,267
Swap NCE V	100,000	5.50%	April 2019	6,215
Total	600,000			70,969

In current liabilities (hedge operations)				70,969
Total				70,969

The Company has elected not to designate these swaps as hedges for the application of hedge accounting since the main risk protected - the variation in the CDI - is satisfactorily mitigated by the offsetting results of the CDI variation in the loans and the changes in the derivative's fair value. Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. The Company recognized a financial expense of R$ 66,576 related to the changes in the fair value of these swaps in 2011.

(a.iii)   Repurchase of shares related swaps (Note 29(g))

On December 31, 2011, 1,405,400 class A preferred shares of the Company had been repurchased by financial institutions for a nominal value of R$ 19,830 (Note 29(g)). The Company recognized a financial expense of R$2,263 related to the variation in the CDI as from the date each repurchase.

Identification	Nominal value	Interest rate	Maturity	Fair value
	(R$ thousand)			2011	2010
Repurchase TRS	19,830	108% CDI	August 2012	2,263
Total	19,830			2,263

In current liabilities (hedge operations)				2,263
Total				2,263

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a.iv)  Naphtha purchase related swaps

On December 31, 2011, the subsidiary Braskem Inc. held two naphtha swap contracts with a nominal value of US$ 30,428 thousand. In these swaps, Braskem Inc. swaps floating flows for fixed flows for the purposes of preserving its margins.

Identification	Nominal value	US$ Fixed price / ton	Maturity	Fair value
	(US$ thousand)			2011	2010
Naphtha swap	15,208	869.0000	February 2012	228
Naphtha swap	15,221	869.7500	February 2012	252
Total	30,428			480

In current liabilities (hedge operations)				480
Total				480

The Company decided not to designate these swaps as hedges for hedge accounting purposes. Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$ 219 related to the changes in the fair value of these swaps in 2011.

(a.v)   Ethanol purchase related swaps

On December 31, 2011, the Company held ethanol derivative contracts indexed to the Commodities & Futures Exchange – BM&F in the nominal amount of R$ 2,077. In this operation, the Company seeks to protect the margin of its operations.

Identification	Nominal value	R$ fixed	Maturity	Fair value
	(R$ thousand)	price / m3		2011	2010
Term commodity	2,077	1,384.500	February 2012	(202)
Total	2,077			(202)

In current assets (other receivables)				(202)
Total				(202)

The Company decided not to designate these swaps as hedges for hedge accounting purposes.

Consequently, the regular changes in the fair value of the swaps are recorded as financial income or expenses in the same period in which they occur. The Company recognized a financial income of R$ 202 related to the changes in the fair value of these swaps in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Hedge accounting transactions

The Company designated the following operations for hedge accounting:

(b.i)    Export prepayment (EPP) related interest rate swaps

Braskem, at December 31, 2011, 7 interest rate swap contracts with a total nominal value of US$ 407,500 thousand relating to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October 2008, April 2009 and June 2010 and maturing between 2013 and 2015 (Note 19 (b)). In these swaps,  Braskem receives floating rates (Libor) and pays fixed rates regularly, concurrently with the cash flow of the export prepayment debt. The purpose of these swaps is to mitigate the changes in future financial expenses of the debt caused by fluctuations in the LIBOR rate. The term, amount, settlement dates and floating interest rate match the financing terms. Braskem intends to maintain these swaps until the settlement of the loans.

For hedge accounting purposes, these swaps were designated as cash flow hedges of the risk of fluctuations in LIBOR on the specified debts. The regular effective changes in the fair value of the derivatives designated as cash flow hedges that are highly effective in mitigating the cash flow changes in the hedged item are recognized in equity as "other comprehensive income" until the period in which the respective changes in the hedged item impact profit or loss. The impacts of Libor on the hedged item affect the results of Braskem in every period of allocation of the interest on the debt, from the date of the disbursement until its maturity.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate	Maturity	Fair value
	(US$ thousand)			2011	2010
Swap EPP X	35,000	2.5040%	March 2014	1,216	1,786
Swap EPP XI	75,000	1.9450%	July 2014	1,079	1,455
Swap EPP XII	100,000	2.1200%	November 2013		4,061
Swap EPP XIII	50,000	2.1500%	November 2013		2,082
Swap EPP XIV	50,000	2.6350%	April 2014	3,452	3,734
Swap EPP XV	100,000	2.6200%	April 2014	6,848	7,392
Swap EPP XVI	47,500	1.6650%	June 2013	184	606
Swap EPP XVII	75,000	2.1975%	March 2015	4,923	3,684
Swap EPP XIX	25,000	2.1700%	March 2015	1,608	1,188
Total	557,500			19,309	25,988

In current liabilities (hedge operations)				9,031	13,918
In non-current liabilities (hedge operations)				10,278	12,070
Total				19,309	25,988

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b.ii)    Export credit note (NCE) related swap

At December 31, 2011, the Company had an interest rate swap designated for hedge accounting with a total nominal value of US$ 42,612 thousand, contracted on a fixed-rate credit line in Brazilian reais in September 2010 and maturing in September 2012 (Note 19 (d)). In this swap the Company regularly receives fixed rates and pays a percentage of the CDI concurrently with the debt's cash flow.

Identification	Nominal value	Interest rate	Maturity	Fair value
	(US$ thousand)			2011	2010
Swap NCA I	42,612	100.70% CDI	September 2012	(833)	456
Total	42,612			(833)	456

In current assets (other receivables)				(833)
In non-current liabilities (hedge operations)					456
Total				(833)	456

(c)               Effectiveness test of transactions designated for hedge accounting

Braskem tests the effectiveness of these hedges at the end of the reporting period using the cumulative monetary compensation method. According to this method, the hedge is considered effective if the variation in the cash flow of derivatives is between 80% and 125% of the variation in the hedged item caused by the risk that is being covered.

The effectiveness test at December 31, 2011, showed that the derivatives were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the end of the reporting period, and that all other conditions for qualifying these instruments for hedge accounting were met. Consequently, the effective portion of the changes in the fair value of the derivatives, amounting to R$ 1,939 (Note 21.2.1), was recorded as "other comprehensive income".

(d)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem at December 31, 2011, defined as the highest loss that could result in one month and in 95% of the cases, under normal market conditions, was estimated by the Company at US$ 1,530 thousand for the EPP swaps, US$ 8,219 thousand for the NCE swap and R$ 275,521 for the NEXI swaps.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.2.2    Hedge operations presented in “other comprehensive income” in equity

The derivatives indicated in items 21.2.1 (b) were designated as cash flow hedge, resulting in closing balances in “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The summary of changes in the account is as follows:

		Appropriation of	Change in
	2010	interest	fair value	2011
Swaps EPP Braskem Inc.	(39,315)	31,375	7,940
Swaps EPP Braskem	(23,013)	12,928	(6,986)	(17,071)
Swaps loans Braskem	(456)		1,289	833
Swaps loans Braskem America	212	2,670	(2,882)
Sale price swaps Braskem America	1,300		(1,300)
	(61,272)	46,973	(1,939)	(16,238)

On December 31, 2011, the appropriation of accrued interest and changes in the fair value of derivatives designated as cash flow hedge was R$ 45,034, which, with the effect of income tax and social contribution of R$ 2,458, amounts to R$ 42,576, and is presented within “other comprehensive income” in equity.

21.3          Credit quality of financial assets

(a)               Trade accounts receivable

Practically all Braskem's customers do not have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic customers and part of the accounts receivable from foreign customers. Braskem does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. As of December 31, 2011, the credit ratings are as follows:

			Percentage (%)
1	Minimum risk		24.09
2	Low risk		33.04
3	Moderate risk		30.25
4	High risk		4.24
5	Very high risk	(*)	8.38

(*) Most customers in this group are inactive and the respective accounts are in the process of judicial collection. Customers in this group that are still active purchase from Braskem and pay in advance.

Default indicators (*):

•      December 2009: 0.25%

•      December 2010: 0.13%

•      December 2011: 0.18%

(*) Default indicator = total trade accounts receivable in default issued in the past 12 months/total billings in the past 12 months.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following ratings agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2011	2010
Cash and cash equivalents and financial investments
AAA	2,868,992	2,136,193
AA+		445,867
AA	206	43,154
AA-	72,029	37,397
A+	96,464	78,920
A	28
A-	71,367	37,176
BBB+		18,684
BB+	19,028	18,878
B+	3,590	3,378
Other financial assets with no risk assessment	10,548	8,830
	3,142,252	2,828,477
Held-to-maturiy
Quotas of investment funds in credit rights (i)	34,720	28,706
Restricted deposits (ii)	4,173
	38,893	28,706
Other investments (offshore funds)
Sundry funds (i)	10,723	32,112
	10,723	32,112

Total	3,191,868	2,889,295

(i)    Financial assets with no internal or external ratings.

(ii)   Risk-free financial assets.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On December 31, 2011, Braskem has balances classified as “B+” and “BB+” related to balances of the jointly-controlled subsidiaries Propilsur and Polimerica amounting to R$ 3,590, and Term Deposits with Special Guarantee – DPGEs amounting to R$ 19,028, respectively. The DPGEs are guaranteed by the Credit Guarantee Fund – FGC, which makes these investments appropriate to Braskem’s policy.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

21.4          Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

The three main risks that may most affect the value of Braskem’s financial instruments are:

(i)       Brazilian real-U.S. dollar exchange rate

(ii)     Brazilian real-yen exchange rate

(iii)   Libor floating interest rate

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, one of which is probable and the other two represent adverse effects to Braskem. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as the one arising from the revaluation of inventories and revenues and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from a depreciation of the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

The FOCUS survey published by the Central Bank of Brazil on December 30, 2011 was considered for the probable scenario. For the interest rate variables not considered in the FOCUS survey, the probable scenario considered was the Interbank Deposit Certificate (CDI) percentage variation. For the exchange rate variables not included in the FOCUS survey, the probable scenario considered was the U.S. dollar-real percentage variation.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2011.

For the Brazilian real-yen exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2011.

For the Libor interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the Libor rate on December 31, 2011.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c)               Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Advances on exchange contracts	8,830	(32,917)	(65,834)
BNDES	27,746	(103,431)	(206,861)
Bonds	401,116	(1,495,259)	(2,990,517)
Working capital / structured operations	80,009	(298,255)	(596,509)
Raw material financing	424	(1,581)	(3,161)
Medium-Term Notes	11,159	(41,598)	(83,196)
EPP	31,512	(117,469)	(234,938)
Financial investments abroad	(49,290)	183,742	367,483
EPP debt, plus hedge, of which:
EPP debt	87,953	(327,868)	(655,735)
Swap EPP	1,295	(4,828)	(9,655)
Other swaps	44,583	(166,194)	(332,388)

(d)               Sensitivity to the Brazilian real-yen exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-yen exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project financing (NEXI), plus swaps, of which:
Debt (NEXI)	2,578	(9,610)	(19,219)
Swaps (NEXI)	(1,754)	6,538	13,076

(e)               Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below: The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operation
Raw material financing	14	(50)	(100)
EPP	1,012	(3,736)	(7,413)
EPP debt, plus hedge, of which:
EPP debt	2,826	(10,427)	(20,690)
Swap EPP	(2,826)	10,427	20,690

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

22                Taxes payable

		Parent company		Consolidated
	Note	2011	2010	2011	2010

IPI		24,259	28,413	38,654	49,721
PIS and COFINS			15,606	7,172	27,785
Income tax and social contribution		13,792	19,410	27,712	31,055
ICMS	(a)	29,861	40,186	135,131	171,308
Education, SAT and INSS			40,085		40,085
Tax debt refinancing program - Law No.11,941/09	(b)	1,600,556	1,448,899	1,669,976	1,535,458
Other		48,040	92,444	64,521	118,219
Total		1,716,508	1,685,043	1,943,166	1,973,631

Current liabilities		215,924	235,339	329,987	390,062
Non-current liabilities		1,500,584	1,449,704	1,613,179	1,583,569
Total		1,716,508	1,685,043	1,943,166	1,973,631

(a)               ICMS

The consolidated ICMS balance payable includes the amount of R$ 53,017 (2010 – R$ 59,133) related to the ICMS due on the import of equipment and parts aimed at the construction of the industrial complex of the subsidiary Riopol. This tax has been paid in six annual installments since the date of the acquisition of the assets and it is not subject to any financial charges. This benefit was granted by specific legislation of the State of Rio de Janeiro.

(b)               Tax debt refinancing program – Law No. 11,941/09

On May 27, 2009, Law No. 11.941, which establishes the conditions for the program that allows for the installment payments of federal tax debts, was enacted. These conditions include: (i) a payment term that can be as long as 180 months; (ii) reductions in fines, interest and charges that vary in accordance with the payment term; and (iii) the possibility of using the balance of income tax and social contribution tax loss carryforwards in the settlement of fines and interest. In compliance with the provision in said Law, Braskem and its subsidiaries Braskem Qpar and Braskem Petroquímica adhered to this program and paid the minimum amounts established by law until the consolidation of the tax debts.

In June 2011, the Federal Revenue Service made the program available for consolidating the debts in said refinancing program. The amount consolidated totaled R$ 1,664,907 to be paid in monthly and consecutive installments of R$ 10,678, adjusted based on the Selic rate as from that month. At December 31, 2011, the balance of R$ 1,669,976 will be paid in 154 months.

As established in said Law, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

23                Income tax (“IR”) and social contribution (“CSL”)

23.1          Reconciliation of the effects of IR and CSL on the Company’s profit (loss)

	Parent company		Consolidated
	2011	2010	2011	2010

Profit (loss) before IR and CSL and participation of non-controlling interest	(917,215)	2,224,189	(874,994)	1,887,438

IR and CSL credit (expenses) at the rate of 34%	311,853	(756,224)	297,498	(641,729)

Permanent adjustments to the IR and social contribution calculation basis
IR and CSL on equity in results of investees	24,207	186,214	(651)	8,372
Effects of taxes payable in installments	13,896	38,718	13,896	38,718
Deferred IR and CSL losses	-	-	-	282,997
Tax incentives (Sudene and PAT) (i)	-	5,479	-	5,479
Recognition of prior period CSL	-	(18,335)	-	(18,186)
Recognition of prior period IR and CSL (ii)	73,773	-	73,773	-
Business combination effects	-	222,735	-	320,891
Other permanent differences	(31,656)	(7,467)	(26,361)	5,505
Effect of IR and CSL on results of operations	392,073	(328,880)	358,155	2,047

Breakdown of IR and CSL:

Current IR and CSL	(1,712)	(7,570)	(18,981)	(48,829)
Tax incentives (Sudene and PAT)	-	5,479	-	5,479
Prior period CSL	-	(18,335)	-	(18,186)
Current IR and CSL	(1,712)	(20,426)	(18,981)	(61,536)

Deferred IR and CSL	393,785	(308,454)	377,136	63,583
Deferred IR and CSL	393,785	(308,454)	377,136	63,583

Total IR and CSL	392,073	(328,880)	358,155	2,047

(i) PAT – Workers’ Meal Program.

(ii) Recognition of deferred income tax and social contribution on undeductible expenses from prior periods, in particular impairment losses on industrial plants that have been shut down, for which the realization of the corresponding tax assets have become probable in 2011.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

23.2          Deferred IR and CSL

(a)               Breakdown of and changes in deferred IR and CSL

			Parent company
Deferred tax - assets	As of December 31, 2010	Impact on the result / (expense) income	Impact on the result / (decrease) increase	As of December 31, 2011

Tax losses and negative base	8,958	20,241	0	29,199
Goodwill amortized	113,537	(53,455)	0	60,082
Temporary differences	92,761	80,866	0	173,627
Adequacy Law Nos. 11,638/07 and 11,941/09	9,406	(1,427)	(2,458)	5,521
Business combination - Quattor	89,770	0	0	89,770
Pension plan	29,473	16,131	0	45,604
Deferred charges - write-off	17,394	(6,195)	0	11,199
Total assets	361,299	56,161	(2,458)	415,002

			Parent company
Deferred tax - liabilities	As of December 31, 2010	Impact on the result / (income) expense	Impact on the result / (increase) decrease	As of December 31, 2011

Adequacy Law Nos. 11,638/07 and 11,941/09	311,067	271,053	0	582,120
Exchange variations	645,775	(591,499)	0	54,276
Other temporary differences	6,131	(352)	0	5,779
Business combination	90,148	(2,201)	0	87,947
Write-off negative goodwill of Cinal	2,969	(594)	0	2,375
Additional indexation PP&E	182,250	(14,031)	0	168,219
Total liabilities	1,238,340	(337,624)	0	900,716

						Consolidated
Deferred tax - assets	As of December 31, 2010	Impact on the result / (expense) income	Impact on the result / (decrease) increase	Installment Program MP 470	Companies acquired and consolidated	As of December 31, 2011

Tax losses and negative base	505,550	61,836	0	(22,239)	0	545,147
Goodwill amortized	117,706	(53,887)	0	0	0	63,821
Temporary adjustments	116,459	125,448	0	0	13,878	255,785
Adequacy Law Nos. 11,638/07 and 11,941/09	9,406	(1,427)	(2,458)	0	0	5,521
Business combination - Quattor	252,099	(13,785)	0	0	0	238,314
Pension plan	29,473	16,131	0	0	0	45,604
Deferred charges - write-off	105,992	(23,040)	0	0	0	82,952
Total assets	1,136,685	111,276	(2,458)	(22,239)	13,878	1,237,144

						Consolidated
Deferred tax - liabilities	As of December 31, 2010	Impact on the result / (income) expense	Impact on the result / (increase) decrease	Installment Program MP 470	Companies acquired and consolidated	As of December 31, 2011

Adequacy Law Nos. 11,638/07 and 11,941/09	351,430	374,598	0	0	0	726,028
Exchange variations	645,775	(591,500)	0	0	0	54,275
Other temporary differences	310,604	6,136	0	0	4,293	321,033
Business combination	707,509	(40,469)	0	0	0	667,040
Write-off negative goodwill of Cinal	2,969	(594)	0	0	0	2,375
Additional indexation PP&E	182,251	(14,031)	0	0	0	168,220
Total liabilities	2,200,538	(265,860)	0	0	4,293	1,938,971

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Realization of deferred IR and CSL

						Parent company					Consolidated
		December 31,		2013 and	2015 and	2017 and	December 31,		2013 and	2015 and	2017 and
Deferred tax - assets	Note	2011	2012	2014	2016	thereafter	2011	2012	2014	2016	thereafter

Tax losses and negative base	2.19	29,199	29,199	0	0	0	545,147	70,726	261,364	213,057	0
Goodwill amortized	(ii)	60,082	31,956	20,715	2,787	4,624	63,821	32,387	21,578	3,650	6,206
Temporary adjustments	(iii)	173,627	80,422	7,239	7,239	78,727	255,785	87,200	14,292	11,844	142,449
Adequacy Law Nos. 11,638/07 and 11,941/09	0	5,521	0	0	0	5,521	5,521	0	0	0	5,521
Business combination - Quattor	(iv)	89,770	0	0	0	89,770	238,314	0	0	0	238,314
Pension plan	(v)	45,604	0	0	0	45,604	45,604	0	0	0	45,604
Deferred charges - write-off	(vi)	11,199	6,003	5,196	0	0	82,952	22,893	38,977	21,082	0
Total assets		415,002	147,580	33,150	10,026	224,246	1,237,144	213,206	336,211	249,633	438,094

						Parent company					Consolidated
		December 31,		2013 and	2015 and	2017 and	December 31,		2013 and	2015 and	2017 and
Deferred tax - liabilities	Note	2011	2012	2014	2016	thereafter	2011	2012	2014	2016	thereafter

Tax losses and negative base	(vi)	582,120	0	0	0	582,120	726,028	0	0	0	726,028
Exchange variations	(vii)	54,276	0	0	0	54,276	54,275	0	0	0	54,275
Other temporary differences	(viii)	5,779	590	1,180	1,180	2,829	321,033	32,097	64,193	63,808	160,935
Business combination	(ix)	87,947	2,201	4,401	4,401	76,944	667,040	40,469	80,938	80,938	464,695
Write-off negative of goodwill	0	2,375	594	1,188	593	0	2,375	594	1,188	593	0
Additional indexation PP&E	(x)	168,219	16,232	32,463	32,463	87,061	168,220	16,232	32,463	32,463	87,062
Total liabilities		900,716	19,617	39,232	38,637	803,230	1,938,971	89,392	178,782	177,802	1,492,995

Basis for recognition and realization:

(i)         Book goodwill from merged investments, amortized before Law No. 11,638/07, which is controlled in the Taxable Income Assessment Book (LALUR). Realization based on the specific fiscal rule.

(ii)       Book expenses that are still undeductible for determining IR and CSL and the use of which will take place in subsequent periods.

(iii)      Refers to (1) tax goodwill generated in the acquisition of Quattor, and (2) amounts of contingencies recognized in the business combination of Quattor. The goodwill will be realized upon the merger of the acquired companies and of contingencies after write-offs due to settlements or reversal of the proceedings involved.

(iv)      Refers to the provision of the defined benefit plan of Petros Copesul. Realization is based on the expectation of settlement or withdrawal of sponsorship of the plan.

(v)       Amounts recognized on the deferred assets written-off due to the application of Law No. 11,638/07. Realization according to the application of the amortization rate used before the application of this law.

(vi)      Refers to goodwill based on future profitability of merged companies that have not been amortized in the books since the application of Law No. 11,638/07 (Note 17 (a)). Realization is associated with the impairment or disposal of assets related to the goodwill.

(vii)    Foreign exchange variation of assets and liabilities denominated in foreign currency accounted for under the accrual basis, which will be realized on cash basis.

(viii)   Book revenues that are not yet taxable for determining income tax and social contribution and the taxation of which will take place in subsequent periods.

(ix)      Refers to goodwill on property, plant and equipment and identifiable intangible assets arising from the business combinations of Quattor, Unipar and Petroquímica Triunfo, which is realized through the depreciation and amortization of these assets.

(x)       Refers to the adjustment of the additional indexation of property, plant and equipment, which will be realized through the depreciation of assets.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

24                Sundry provisions

		Parent company		Consolidated
	Note	2011	2010	2011	2010

Provision for costumers bonus	(a)	10,053	17,554	13,577	21,538
Provision for recovery of environmental damages	(b)	30,451	35,555	36,777	36,282
Judicial and administrative provisions	(c)	73,168	97,422	266,302	330,807
Other				5,067	6,240
Total		113,672	150,531	321,723	394,867

In current liabilities		18,759	26,036	23,629	32,602
In non-current liabilities		94,913	124,495	298,094	362,265
Total		113,672	150,531	321,723	394,867

(a)               Provision for costumer bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated, which are measured at present value, is five years.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

		Parent company		Consolidated
	Note	2011	2010	2011	2010

Labor claims	(c.1)	27,986	25,129	36,718	33,302

Tax claims	(c.2)
Income tax and social contribution	(i)	-	-	27,753	25,021
PIS and COFINS	(ii)	-	-	30,354	27,195
ICMS - interstate purchases	(iii)	-	-	73,457	125,357
ICMS - other	(iv)	-	-	52,518	47,052
Other		38,197	57,911	38,197	58,104

Societary claims and other		6,985	14,382	7,305	14,776
		73,168	97,422	266,302	330,807

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c.1)     Labor claims

On December 31, 2011, the Company is involved in 531 labor claims, including occupational health and security cases, in the total amount of R$ 117,722. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of increasing the amount of the existing provision is remote.

The Company has a judicial deposit that will be used to settle possible unfavorable decisions (Note 12).

(c.2)     Tax claims

On December 31, 2011, Braskem has recognized a provision in the amount of R$ 38,197 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$ 184,082 for these claims arising from the business combination of Quattor (Note 5.1) and the chances of loss for which are considered possible.

The Company’s external legal advisors believe that the estimates related to the outcome of the claims and the possibility of future disbursement may change in view of the following: (i) the Federal Supreme Court or the Superior Court of Justice deciding in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the claims involving the Company, without any disbursement or implying a disbursement lower than that assessed; and (ii) programs encouraging the payment of the debts, such as the REFIS (refinancing program) implemented at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is currently recognized in the provision.

On December 31, 2011, the main tax claims for which the Company maintains a provision are the following:

(i)                 IR and CSL

The subsidiary Braskem Petroquímica is assessed for the payment of IR and CSL on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. On December 31, 2011, the amount involved is R$ 110 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim and the Company’s management expects this case to be terminated by 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(ii)               PIS and COFINS

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                non-payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May 2002 to July 2002 and September 2002;

•                undue offset of credit arising from the additional 1% to the rate of COFINS;

•                offset with credits from PIS – Decree-Laws No. 2,445 and No. 2,449;

•                omission in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of Suzanopar Petroquímica Ltda.

On December 31, 2011, the total amount involved in these claims is R$ 89 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímic, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS – interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of:

•                undue use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were unduly presented in the sales invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage;

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2011, the adjusted amount involved is R$ 350 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. Management estimates that this case should be terminated by 2019.

There are no assets deposited or recorded by the Company with respect to this case.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(iv)             ICMS – sundry violations

The subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of the following alleged violations:

•                undue tax credit and issue of invoices in the periods between 2004 and 2005, without the effective shipment of the goods; and

•                non-payment of tax in the period from 2002 and 2004 when carrying out interstate sale operations to taxpayers located in another state but the goods never left the State of São Paulo.

On December 31, 2011, the total amount involved in these claims is R$ 131 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels. The Company’s management estimates that these cases should be terminated by 2020. There is no judicial asset or any other type of guarantee for these cases.

(d)               Changes in provisions

The changes in provisions in the period are as follows:

		Parent company
		Bonus	Recovery of environmental damage	Legal provisions	Total

December 31, 2010		17,554	35,555	97,422	150,531
Additions		11,602	9,822	3,539	24,963
Write-offs through usage and payments		(19,103)	(14,926)	(27,015)	(61,044)
Monetary adjustment		-	-	8,377	8,377
Compensation		-	-	(9,155)	(9,155)
December 31, 2011		10,053	30,451	73,168	113,672

	Consolidated
	Bonus	Recovery of environmental damage	Legal provisions	Other	Total

December 31, 2010	21,538	36,282	330,807	6,240	394,867
Additions	33,452	16,542	3,539	3,136	56,669
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Monetary adjustment, net	-	-	(31,874)	558	(31,316)
Compensation	-	-	(9,155)	-	(9,155)
December 31, 2011	13,577	36,777	266,302	5,067	321,723

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

25           Long-term incentive

A long-term non-share-based incentive plan was approved at the Shareholders’ Meeting held in September 2005, under which the participants designated annually by management can acquire securities issued by the Company that are called “Investment Units”. The objective of the plan is, among others, to align the interests of participants in the creation of long-term value with those of shareholders, help participants develop a sense of ownership and motivate the vision and commitment of participants to long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges that are inherent to shareholders, in particular voting rights and other political rights.

On an annual basis, the Board of Directors approves the eligible participants, the quantity of Investment Units to be issued, the percentage of the Company’s consideration for the participants’ acquisition and the number of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and the execution of the unit purchase agreement, with Braskem being responsible for issuing the respective Certificate of Investment Units.

The Investment Unit is issued in the first half of each year and its value is annually adjusted based on the average price of the Company’s class A preferred share at the closing of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) from October to March. In addition to the change in its par value, the Investment Unit yields the same as the dividend and/or interest on capital distributed by Braskem.

There are three types of Investment Units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem as a consideration, called “Beta”;

•   unit received by the participant as earnings, called “Gama”.

The Investment Unit (and its related certificate) is issued in its holder’s name and can be sold only to Braskem by means of redemption, according to the following conditions:

•   as from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   as from the 6th year, redemption is limited to 10% of the accumulated balance.

The changes in the number and amount of Investment Units at December 31, 2011 and 2010 are as follows:

	Investment unit Alpha		Investment unit Beta
	Quantity	Amount	Quantity	Amount

December 31, 2010	672,753	8,699	665,268	5,743
Conversion from IU's Gama to Alpha	19,475	349
Update of nominal amount		4,346		2,002
Redemption	(153,250)	(2,965)	(153,073)	(2,962)
December 31, 2011	538,978	10,429	512,195	4,783

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

26                Private pension plans

The actuarial obligations relating to the pension and retirement plans are recorded in conformity with CPC 33 and IAS 19.

26.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

At December 31, 2011, the number of active participants in ODEPREV totals 5,259 (2010 – 3,468). The contributions made by the Company in the year amounted to R$ 13,873 (2010 - R$ 11,315) and the contributions made by the participants amounted to R$ 39,927 (2010 - R$ 25,515). As from January 2011, the process for the integration of the employees of the subsidiaries Braskem Qpar, Braskem Petroquímica, Ripol and Quantiq in the ODEPREV plan began.

(b)               Triunfo Vida

Braskem, due to the merger of Triunfo, became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and the contributions were suspended in June 2010. The contributions of the Company and participants until June 2010 totaled R$ 126 and R$ 197, respectively.

In 2011, the withdrawal process followed its course with the submittal of the withdrawal documents and calculations to the regulatory agency, PREVIC – National Superintendency of Supplementary Pension Plan (“PREVIC”). As established by regulation, PREVIC is conducting a technical analysis that precedes the approval of the sponsorship withdrawal process.

The Company does not expect any additional disbursement in the withdrawal process.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

26.2          Defined benefit plans

(a)               PETROS - Fundação Petrobras de Seguridade Social ("PETROS")

•                    PETROS Copesul Plan

Braskem and part of the employees of the merged company Copesul make contributions as sponsors of PETROS in a defined benefit retirement and pension plan.

At December 31, 2011, the number of active participants in this plan totals 244 (2010 – 293). The contributions of the Company and participants were made only until 2010 and amounted to R$ 1,160 and R$ 944, respectively.

As mentioned above, the PETROS charter and applicable legislation determine that, in the event of insufficient technical reserves, both the sponsor and participants are required to contribute with additional amounts, otherwise the plan benefits will be adjusted to the available funds.

•                    PETROS PQU Plan

With the acquisition of Quattor in April 2010, the Company became responsible for the supplementary defined benefit pension plan called Petros PQU. Quattor had already been in the process for withdrawing its sponsorship since September 2009 when it determined the base date for the withdrawal and suspended its contributions to the plan.

In 2011, the withdrawal process followed its course with the submittal of the withdrawal documents and calculations to PREVIC and the beginning of the technical analysis that should finish with the approval of the withdrawal process. The calculation of the mathematical reserves of the participants was completed in February 2010. Due to the plan’s surplus, no provision is necessary in the Company’s financial statements.

(b)               Fundação Francisco Martins Bastos – (“Francisco Martins Bastos Foundation”)

The Company, due to the merger of Ipiranga Petroquímica S.A., became a sponsor of the Francisco Martins Bastos Foundation - FFMB, a supplementary private pension entity, whose purpose is the management and execution of a defined benefit pension plan for the former employees of the Ipiranga Group.

In June 2009, the Company formally requested its withdrawal from the sponsorship of the benefit plan and related amendments as from the 30th of that month to FFMB in accordance with the provisions in the Foundation's bylaws. The calculation of the mathematical reserves of participants was completed in November 2009. In the same month, the withdrawal request was filed with PREVIC, which approved it on December 16, 2010 and, due to the plan surplus, no additional contribution was required in the settlement process.

(c)               Novamont – Braskem America

On April 1, 2010, with the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia.

At December 31, 2011, the number of active participants in Novamont totals 73 (2010 – 70). In 2011 and 2010, no contributions were made by the Company and participants.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(d)               Braskem Alemanha defined benefit plan

On October 3, 2011, with the acquisition of the polypropylene business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plant located in that country.

At December 31, 2011, the number of active participants totals 96. In 2011, no contributions were made by Braskem Alemanha and participants.

26.2.1    Breakdown and changes in the balances of defined benefit private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	2011	2010	2011	2010
Actuarial asset recorded with
Novamont Braskem America (i)	-	-	-	270
				270

Actuarial liabilities recorded with
Novamont Braskem America	-	-	821	-
Petros	134,506	109,894	134,506	110,744
Braskem Alemanha	-	-	14,248	-
RPR	-	-	-	12,773
	134,506	109,894	149,575	123,517

(i)         This amount is part of the balance of “other receivables” in non-current assets.

On December 31, 2011, the amounts recognized in the balance sheet are as follows:

		Consolidated
	2011	2010

	(780,561)	(680,010)
Fair value of plan assets	589,116	541,761
Funded status of the plan	(191,445)	(138,249)
Past service cost not recognized	4,182	5,939
Actuarial gains	37,688	22,686
Net balance parent company and subsidiaries	(149,575)	(109,624)
Net balance of jointly-controlled subsidiaries	-	(13,623)
Consolidated net balance	(149,575)	(123,247)

	-	270
In non-current liability	(149,575)	(123,517)
	(149,575)	(123,247)

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The changes in the obligations of the defined benefit plans in the year are presented below:

		Consolidated
	2011	2010
Change in defined benefit obligations
Balance at beginning of year	680,010	563,058
Acquisition of company 26.2 (c) (d)	13,661	695,302
Current service cost	7,309	77,812
Interest cost	70,480	64,444
Special retirement	278	-
Benefits paid	(41,379)	(107,509)
Change of plan	1,026	-
Actuarial losses	46,951	215,000
Other revenue	-	(41)
Plan curtailment 26.2 (a)	-	(828,056)
Exchange variation	2,225
Balance at the end of the year	780,561	680,010

The changes in the fair value of the benefit plan’s assets in the periods presented are as follows:

		Consolidated
	2011	2010
Change in fair value of plan assets
Balance at beginning of the year	541,761	512,143
Acquisition of company	632	878,198
Actual return on plan assets	83,781	275,440
Employer contributions		2,526
Employee contributions	2,955	9,180
Current expenses	(35)	(42)
Benefits paid	(42,140)	(107,509)
Plan curtailment		(1,028,175)
Exchange variation	2,162
Balance at the end of the year	589,116	541,761

 The amounts recognized in the income statement are:

		Consolidated
	2011	2010
Amounts recognized in the income statement
Current service cost	(7,309)	(8,358)
Interest cost	(70,480)	10,037
Expected return on plan assets	54,720	(35,600)
Amortization of actuarial gains	(32)	(153,293)
Amortization of unrecognized service cost	(2,783)	(2,783)
Employee contributions	-	2,526
Charges on special retirement	(278)	-
Plan curtailment	-	173,117
	(26,162)	(14,354)

The amounts recognized in the income statement related to the changes in the defined benefit pension plans are presented in Braskem’s operating profit (loss).

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The main actuarial assumptions used were the following:

	Percentage (%)
	2011			2010
	Brazil	United States	Germany	Brazil	United States

Discount rate	6.00	5.70	5.75	6.00	6.00
Inflation rate	4.50	3.00	n/a	4.50	3.00
Expected return on plan assets	10.50	1.00	n/a	10.50	1.00
Rate of increase in future salary levels	4.50	n/a	3.00	4.50	n/a
Rate of increase in future pension plan	4.50	n/a	2.25	4.50	n/a

The breakdown of the plan’s net assets classified based on the fair value hierarchy is as follows:

	Percentual (%)
	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment fund - equity	39.41	-	-	39.41	26.73	-	-	26.73
Receivables	18.68	-	-	18.68	-	-	-	-
Government debt securities	12.78	-	-	12.78	13.11	-	-	13.11
Shares	14.17	-	-	14.17	19.34	-	-	19.34
Real estate	-	-	5.57	5.57	-	-	5.41	5.41
Investment fund - fixed income	4.93	-	-	4.93	30.70	-	-	30.70
Debt securities	-	1.01	0.47	1.47	-	1.07	0.01	1.08
Other assets	1.98	-	-	1.98	2.27	-	-	2.27
Loans	-	-	1.02	1.02	-	-	1.36	1.36
Fair value of plan assets	91.9	1.0	7.0	100.0	92.2	1.1	6.8	100.0

The defined benefit plan’s assets of Petros consist mainly of National Treasury Notes (NTN), fixed-income and variable-income investment funds, variable-income funds managed by large financial institutions and investments in shares of large domestic companies.

The assets of the defined benefit plan of Novamont are composed of quotas of funds in fixed income.

The defined benefit plan of Braskem Germany is a non-contribution plan, that is, the contributions of the sponsor are managed and recorded directly by the Company and this type of plan is allowed by legislation of that country. On December 31, 2011, the balance of the fair value of the plan’s assets is only composed of contributions made by participants.

27                Advances from customers – non-current

On December 31, 2011, the balance of this account includes the advance of R$ 140,685 (US$ 75 million) made by a foreign customer for the acquisition of butadiene between February 2013 and December 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

28                Contingencies

The Company is a party to labor and social security, tax, civil and corporate claims for which the chances of loss was considered possible and for which no provision has been recognized, in accordance with the breakdown and estimate below:

	Note	2011

Labor claims	(a)	768,022
Tax claims	(b)	3,455,777
Other lawsuits	(c)	416,321
Total		4,640,120

(a)               Labor

On December 31, 2011, the Company is involved in 1,403 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    In the second quarter of 2005, the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) lodged a number of class actions claiming overtime payment. For part of these actions, for which the claims amount to R$ 86,479, the chances of a loss are considered possible. For the remaining actions in progress, for which the claims amount of R$ 641,854, the chances of a loss are considered remote.

All actions in progress are with the Superior Labor Court and Management expects them to be judged by 2013.

One of these actions was awarded a final and unappealable decision in favor of the Company.

There are judicial deposits related to these claims.

(a.2)   In the third quarter of 2010, the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) filed class actions claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$ 255,048.

The proper defenses were presented for these actions and the Company, based on the opinion of the external legal advisors, does not expect losses arising from the outcome of these proceedings. The chances of loss are considered possible.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2013.

There are judicial deposits related to these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Tax

On December 31, 2011, the Company is involved in many proceedings with the Brazilian tax authorities and the chances of loss are considered possible based on the estimate and opinion of its external advisors.

Braskem’s external legal advisors believe that the estimates related to the outcome of the claims and the possibility of future disbursement may change in view of the following: (i) the Federal Supreme Court or the Superior Court of Justice deciding in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the claims involving the Company, without any disbursement or implying a disbursement lower than that assessed; and (ii) programs encouraging the payment of the debts, such as the REFIS (refinancing program) implemented at the Federal level, in favorable conditions that may lead to the adherence of the Company to these programs.

On December 31, the main tax contingencies are the following:

(b.1)    ICMS - reduction in calculation basis

In 2010, the Company was assessed by the Finance Department of the State of Bahia for the payment of ICMS in view of the perpetration of many violations. Most of the demands are based on the fact that the Company shipped goods and reduced the tax calculation basis without having made the proportional reversal of the tax credit from the acquisitions of the goods used in the manufacturing process. On December 31, 2011, the adjusted amount involved is R$ 500 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to this case.

(b.2)    ICMS - sundry

The Company is involved in many ICMS collection claims that became relevant because they are the subject matter of repeated assessment notices drawn up mainly by the Finance Department of the State of Bahia and Alagoas. On December 31, 2011, the adjusted amounts involved of these claims total R$ 700 million and the objects of the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the products do not so, but the Judiciary branch has a precedent that says that the asset must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory materials, construction of warehouses, security equipment, etc.

•           transfer of goods for an amount lower than the production cost;

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           fines for the failure to register invoices;

•           ICMS credit on transportation services with CIF clause without having evidence that it used the transportation service.

The Company’s legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 40% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(b.3)    COFINS - sundry

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2011, the adjusted amounts involved of these assessments total R$ 182 million.

The Company’s external legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee that cover the amount involved in these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b.4)    Income tax - BEFIEX

The Company was assessed by the Federal Revenue Service for the payment of income tax for the calendar year 2001 since the existence of the negative balance declared by Braskem was questioned. The plaintiff notes that the Company determined a lower taxable income in view of the undue offset, in full, of tax losses based on the Export Special Program – BEFIEX after the period of effectiveness of the program. The use of an income tax reduction benefit of 37.5% is also being questioned but the right to such benefit has not been proved. On December 31, 2011, the adjusted amount involved is R$ 63 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2019, and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 70% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(b.5)    IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the products that have been in contact with or have a direct influence on the final product provide for the right to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2011, the adjusted amount involved of these assessments is R$ 90 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of success of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

There are no assets deposited or recorded by the Company with respect to these cases.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2011, totaled R$ 30,540. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company. Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

There are judicial deposits related to these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(c.2)     Corporate

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$ 14,093. Since the lawsuits are in different phases, the Company’s external legal advisors are not able to estimate when these proceedings are expected to be terminated.

There are judicial deposits related to these claims.

(c.3)     Social security

The Company is a party to 85 administrative and judicial proceedings concerning social security matters, which total approximately R$ 205,684 at December 31, 2011, as adjusted by the Selic rate.

The Company's management, based on the opinion of its external legal advisors, who consider that the chances of success in all these proceedings are possible, understands that no amount is due with respect to these assessments and, for this reason, no provision was recognized to this end. The Company’s external legal advisors were not able to estimate when these proceedings are expected to be terminated. Additionally, management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company.

29                Equity

(a)               Capital

At December 31, 2011, the Company's subscribed and paid up capital amounts to R$ 8,043,222 and comprises 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

The Company's Extraordinary Shareholders’ General Meeting held on February 25, 2010 approved a capital increase, regardless of changes in the bylaws, up to the limit of 1,152,937,970 shares, divided into: 535,661,731 common shares, 616,682,421 class A preferred shares and 593,818 class B preferred shares. The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved a capital increase in the form of private subscription through the issue of 259,904,311 shares, of which: 243,206,530 of which are common shares and 16,697,781 are class A preferred shares with an issue price of R$ 14.40 per share, totaling R$ 3,742,622. The amount of R$ 1,363,880 was credited to the capital reserve account and R$ 2,378,742 to the capital account, which increased from R$ 5,473,181 to R$ 7,851,923, comprising 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 class A preferred shares and 593,818 class B preferred shares.

The Extraordinary General Shareholders’ Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in the issue of 18,000,087 common shares, amounting to R$ 199,356, R$ 164,744 of which was allocated to the capital account and R$ 34,612 to the capital reserve account. As a result, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The Extraordinary General Shareholders’ Meeting held on August 30, 2010 approved the merger of Riopol shares by Braskem. This merger resulted in the issue of 2,434,890 class A preferred shares amounting to R$ 103,087, R$ 22,285 of which was allocated to the capital account and R$ 80,802 to the capital reserve account. As a result, the Company's capital increased from R$ 8,016,667 to R$ 8,038,952.

The Extraordinary General Shareholders’ Meeting held on December 27, 2010 approved the merger of Quattor Petroquímica shares by Braskem. This merger resulted in the issue of 398,175 class A preferred shares amounting to R$ 4,270 which was allocated to the capital account. As a result, the Company's capital increased from R$ 8,038,952 to R$ 8,043,222.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class A preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class A preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class A preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class B preferred shares can be converted into class A preferred shares at any time, at the ratio of two class B preferred shares for one class A preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class A and B preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporate Law.

(c)               Capital reserve – tax incentives

The balance of this reserve mainly comprises the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws No. 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the income statement in the revenue reserves account as proposed by management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws No. 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

(d)               Legal reserve

Under Brazilian Corporate Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to (i) absorb losses; and (ii) to pay dividends.

At the end of 2011, the Company used R$979,048 of the balance of this reserve to (i) absorb part of the accumulated deficit of 2011, amounting to R$496,455; and (ii) propose the payment of dividends, amounting to R$ 482,593 (Note 29(h.2)). On December 31, 2011, the balance of this reserve is R$16,457.

(f)                Treasury shares

     The breakdown of treasury shares is as follows:

	Parent company		Consolidated
	2011	2010	2011	2010
Quantity
Common shares	411	411	411	411
Preferred shares class "A" (i)	1,542,258	1,506,060	2,697,016	2,660,818
	1,542,669	1,506,471	2,697,427	2,661,229

Amount (R$ thousand)	11,325	10,379	60,217	59,271

(i)       In the consolidated financial statements as of December 31, 2011 and 2010, the Company recorded the amount of R$ 48,892 within "treasury shares," corresponding to 1,154,758 class A preferred shares issued by Braskem and held by the subsidiary Braskem Petroquímica (Note 2.2.2). These shares were received by Braskem Petroquimica as a result of the merger of Riopol shares by Braskem (Note 1 (b.1 (ix)).

On December 31, 2011, the total amount of treasury shares in the Parent Company, calculated based on the closing trading price of BM&FBovespa, is R$ 19,741 (2010 – R$ 30,678), and consolidated, R$ 34,522 (2010 – R$ 54,201).

In 2010 and 2011, the events that resulted in the increase of the number of treasury shares in the Parent Company were the following:

•      The Extraordinary General Shareholders’ Meeting held on August 30, 2010 approved the merger of Riopol shares by Braskem. As a result, some holders of 411 common shares of Braskem exercised their right to withdraw. The reimbursement of these shares corresponded to the carrying amount of the share in accordance with the balance sheet as of December 31, 2009 of R$ 9.15237722 per share, totaling R$ 3.

•      In January 2011, the Company repurchased 36,198 class A preferred shares for the amount of R$ 946 arising from the right of non-controlling shareholders to withdraw from Braskem Petroquímica due to the merger of its shares into Braskem, which was approved by the shareholders on December 27, 2010.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(g)               Program for the repurchase of shares in progress

On August 26, 2011, Braskem’s Board of Directors approved a new program for the repurchase of shares to be effective between August 29, 2011 and August 28, 2012 through which the Company may acquire up to 12,162,504 class A preferred shares at market price. The shares may be acquired by the Company or financial institutions contracted for this purpose.

The program, which was approved by the Brazilian Securities Commission (“CVM”), provides that even if they are in the possession of financial institutions, the shares repurchased in the ambit of the program will not be entitled to the dividends proposed by the Company.

Until the end of the program, Braskem will acquire from the financial institutions, at market price, the shares acquired by them, which is when they will be recorded by the Company as “treasury shares”.

By December 31, 2011, 1,405,400 shares had been repurchased by financial institutions for the amount of R$ 19,830 at a weighted average cost of R$ 14.11 (minimum cost of R$ 13.26 and maximum of R$ 15.15). The average market value of these shares at December 31, 2011 is R$ 17,989.

Additionally, during the term of the program, the shares repurchased by financial institutions will be excluded from the calculation basis of earnings (loss) per share since, in essence, they are treasury shares and, for this reason, they are not subject to this calculation.

(h)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law No. 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class A and B preferred shares are observed. When the amount of the priority dividend paid to class A and B preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Corporate Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class A preferred shareholders so that the same amount of dividends is paid for each common share or class A preferred share.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(h.1)    Appropriation of profit for 2010

On April 29, 2011, the Ordinary General Shareholders’ Meeting approved the payment of dividends in the amount of R$ 665,630 (corresponding to 40% of profit adjusted for the calculation of the dividends) as from May 10, 2011, R$ 376,352 of which was made available to common shareholders and R$ 288,891 and R$ 357 to class A and B preferred shareholders, respectively. The remaining proposed and undistributed amount, of R$ 30, was reversed to retained earnings and refers to the 36,198 class A preferred shares acquired by Braskem in January 2011 as a result from the exercise of the right to withdraw by the shareholders of Braskem Petroquímica (Note 29 (f)).

Total dividends paid represent R$ 0.83324710 for common and class A preferred shares and R$ 0.601988304 for class B preferred shares, in conformity with the provisions in the Company’s bylaws.

	2010

Net income for the year	1,895,309
Realization of additional property, plant and equipment	27,236
Prescribed dividends / others	(2,650)
Absorption of losses	(165,703)
Net income adjusted	1,754,192
Legal reserves distribution	(87,710)
Destinantion of tax incentive reserves	(5,347)
Net income adjusted by dividends calculation	1,661,135
Proposed dividends (*)	(665,630)
Portion allocated to unrealized profit reserves	(995,505)
Balance of retained earnings	-

(*) Minimum dividends - 25% adjusted net income	415,284	(i)
Additional proposed dividends	250,346	(ii)
Total dividends	665,630

Total proposed dividends, per share:
Common shares and preferred class "A"	0.833247140
Preferred class "B"	0.601988304

(i) Presented in current liabilities
(ii) Presented in equity, in caption "additional proposed dividends"

(h.2)    Result for 2011 and proposal of dividends

As provided for in the sole paragraph of Article 189 of Brazilian Corporate Law, the remaining balance of the Company’s loss for the year was absorbed by the unrealized profits reserve.

The Company’s management will propose to the Ordinary General Shareholders’ Meeting dividends in the amount of R$ 482,593, R$ 0.605085049 of which for each common and class A and B preferred share.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(i)                 Other comprehensive income

		Parent company and consolidated
	Note	Additional indexation of PP&E price-level	Deemed cost of jointly controlled subsidiary	Fair value of cash flow hedges	Fair value variation of financial assets	Foreign currency translation adjustment	Gain on interest in subsidiary	Total

As of December 31, 2009	0	381,015	0	(67,304)	1,127	0	0	314,838

Additional indexation
Realization by depreciation or writte-off assets	0	(41,270)	0	0	0	0	0	(41,270)
Income tax and social contribution on realization	0	14,032	0	0	0	0	0	14,032

Cash flow hedges
Change in fair value	0	0	0	74,561	0	0	0	74,561
Transfer to result	0	0	0	(68,529)	0	0	0	(68,529)
Tax on fair value gains	0	0	0	7,980	0	0	0	7,980

Available for sales investments	0	0	0	0	(1,127)	0	0	(1,127)
Foreign currency translation adjustment	0	0	0	0	0	(79,135)	0	(79,135)

As of December 31, 2010	0	353,777	0	(53,292)	0	(79,135)	0	221,350

Additional indexation	0
Realization by depreciation or writte-off assets	0	(41,267)	0	0	0	0	0	(41,267)
Income tax and social contribution on realization	0	14,031	0	0	0	0	0	14,031

Deemed cost of jointly-controlled subsidiary	0
Deemed cost of jointly-controlled subsidiary	0	0	22,079	0	0	0	0	22,079
Realization by depreciation or writte-off assets	0	0	(1,394)	0	0	0	0	(1,394)
Income tax and social contribution on realization	0	0	474	0	0	0	0	474

Cash flow hedges	21.2.2
Change in fair value	0	0	0	(1,939)	0	0	0	(1,939)
Transfer to result	0	0	0	46,973	0	0	0	46,973
Tax on fair value gains	0	0	0	(2,458)	0	0	0	(2,458)

Gain on interest in subsidiary	15 (b)	0	0	0	0	0	3,106	3,106

Foreign currency translation adjustment	0	0	0	0	0	54,631	0	54,631

As of December 31, 2011	0	326,541	21,159	(10,716)	-	(24,504)	3,106	315,586

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

30                Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class A preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

Diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class A preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury. Also, the weighted average number of shares is adjusted by the potential convertibility of class B preferred shares into class A preferred shares in the proportion of two to one, and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

The weighted average numbers per share is calculated based on the number of outstanding common and Class A preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. The calculation of the weighted average in 2011 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2010		451,668,652	346,741,918	798,410,570	374,037,573	341,130,775	715,168,348

Withdrawal of shareholders of Braskem Petroquímica	29 (f)		(36,198)	(36,198)		(31,636)	(31,636)
Repurchase of shares	(i)		(1,405,400)	(1,405,400)		(258,793)	(258,793)

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

(i)    The shares repurchased in the program for the repurchase of shares by financial institutions were not considered in the calculation of earnings (loss) per share since they are not entitled to dividends (Note 29 (g)).

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 29(h). There is no highest limit for their participation.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

	2011				2010
	Basic		Diluted		Basic		Diluted

Profit (loss) for the year attributed to Company's shareholders	(525,142)	#	(525,142)	#	1,895,309	#	1,895,309

Dividends attributable to priority	-	#	-	#	-	#	-
Preferred share class "A"	-	#	-	#	209,824	#	209,902
Preferred share class "A" potentially convertible	-	#	-	#	-	#	179
(the ratio of 2 shares class "B" for each share class "A")	-	#	-	#	-	#	-
Preferred share class "B"	-	#	-	#	358	#	-
	-		-		210,182		210,081

Distribution of 6% of the unit value of common shares	-	#	-	#	272,411	#	272,512

Distribution of plus income, by class:
Common shares	-	#	-	#	738,859	#	738,553
Preferred shares class "A"	-	#	-	#	673,857	#	673,577
Preferred share class "A" potentially convertible	-	#	-	#	-	#	586
(the ratio of 2 shares class "B" for each share class "A")	-	#	-	#	-	#	-
	(525,142)		(525,142)		1,412,716		1,412,716

Reconciliation of income available for distribution, by class (numerator):
Common shares	(297,186)	#	(297,076)	#	1,011,270	#	1,011,065
Preferred shares class "A"	(227,956)	#	(227,871)	#	883,681	#	883,479
Preferred share class "A" potentially convertible	-	#	(195)	#	-	#	765
(the ratio of 2 shares class "B" for each share class "A")	-	#	-	#	-	#	-
	(525,142)		(525,142)		1,894,951		1,895,309

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	#	451,668,652	#	374,037,573	#	374,037,573
Preferred shares class "A"	346,451,489	#	346,451,489	#	341,130,775	#	341,130,775
Preferred share class "A" potentially convertible	-	#	-	#	-	#	-
(the ratio of 2 shares class "B" for each share class "A")	-	#	296,909	#	-	#	296,909
	798,120,141		798,417,050		715,168,348		715,465,257

Earnings (loss) per share (in R$)
Common shares	(0.6580)	#	(0.6577)	0	2.7037	0	2.7031
Preferred shares class "A"	(0.6580)	#	(0.6577)	0	2.5904	0	2.5898

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

31                Net sales revenue

	Parent company		Consolidated
	2011	2010	2011	2010
Sales revenue
Domestic market	17,490,796	16,580,094	25,672,589	22,700,555
Foreign market	4,966,811	4,591,367	14,143,107	8,846,057
	22,457,607	21,171,461	39,815,696	31,546,612
Sales deductions
Taxes	(4,134,233)	(3,916,501)	(6,403,057)	(5,897,653)
Sales returns and other	(118,039)	(102,171)	(236,479)	(154,142)
	(4,252,272)	(4,018,672)	(6,639,536)	(6,051,795)

Net sales revenue	18,205,335	17,152,789	33,176,160	25,494,817

32                Tax incentives

(a)               SUDENE – Income Tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced in the Camaçari plant. The same rights apply to the three Camaçari polyethylene plants and polypropylene plant until calendar years 2011, 2012, 2013 and 2016 and to the Camaçari and Marechal Deodoro (state of Alagoas) PVC plants until 2013 and 2019, respectively.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of a 75% decrease in the income tax rate until 2012.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the income statement and in the account “taxes” of Note 31. In 2011, the amount of this incentive was R$ 22,683 (2010 – R$ 19,010).

(c)               REINTEGRA – federal taxes

On December 14, 2011, Federal Law No. 12,546 was approved, converted from the Provisional Measure No. 540, which, among other provisions, created the program called “REINTEGRA”, aimed at the refund to exporting companies the federal taxes levied on their production chain of goods sold abroad. The refund is equivalent to 3% of the amount of export revenues and will be performed through the reimbursement in cash or of credit for offset against the federal taxes due. This program will be valid for export sales until December 31, 2012.

In December 2011, first month of effectiveness of REINTEGRA, the Company determined a credit of R$ 17,924, which is presented in the account “net sales revenue”, in the income statement and in the account “taxes” of Note 31.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

33                Other operating income (expenses), net

On December 31, 2011, this account includes:

(i)       loss of property, plant and equipment items and investment amounting to R$ 89,702, R$ 52,605 of which refers to the disposal of assets in the period of tests of the green PE plant;

(ii)     depreciation of dormant plants, amounting to R$ 20,702.

34                Financial results

	Parent company		Consolidated
	2011	2010	2011	2010
Financial income
Interest income	246,311	236,662	268,005	267,357
Monetary variations	66,003	108,118	59,100	85,853
Exchange rate variations	205,268	(10,911)	423,299	(12,140)
Other	8,480	6,863	18,937	28,356
	526,062	340,732	769,341	369,426

Financial expenses
Interest expenses	(879,090)	(741,931)	(990,142)	(894,313)
Monetary variations	(232,940)	(197,669)	(301,179)	(327,263)
Exchange rate variations	(1,429,119)	482,055	(1,659,839)	464,608
Update of tax and labor debts	(199,270)	(322,013)	(235,769)	(333,238)
Tax expenses on finacial operations	(10,366)	(17,736)	(15,640)	(30,987)
Discounts granted	(24,009)	(18,786)	(46,756)	(37,672)
Loans transaction costs - amortization	(5,022)	(13,459)	(21,159)	(50,514)
Adjustment to present value - appropriation	(18,644)	(144,012)	(60,353)	(162,104)
Other	(48,020)	(175,932)	(243,403)	(325,466)
	(2,846,480)	(1,149,483)	(3,574,240)	(1,696,949)

Total	(2,320,418)	(808,751)	(2,804,899)	(1,327,523)

	Parent company		Consolidated
	2011	2010	2011	2010
Interest income
Available for sale	-	4,437	-	4,437
Held-for-trading	83,595	182,455	106,775	193,094
Loans and receivables	92,015	24,717	96,737	49,025
Held-to-maturity	16,636	8,185	16,636	8,185
	192,246	219,794	220,148	254,741
Other assets not classifiable	54,065	16,868	47,857	12,616
Total	246,311	236,662	268,005	267,357

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

35                Expenses by nature

The Company chose to present its expenses by function in the income statement. As required by CPC 26 and IAS 1, the breakdown of expenses by nature is presented below:

	Parent company		Consolidated
	2011	2010	2011	2010

Classification by nature:
Raw materials other inputs	(12,831,258)	(11,730,839)	(25,198,575)	(18,059,704)
Personnel expenses	(1,074,657)	(920,009)	(1,576,192)	(1,273,617)
Outsourced services	(213,674)	(496,301)	(838,652)	(694,487)
Tax expenses	(26,080)	(31,386)	(54,775)	(60,222)
Depreciation, amortization and depletion	(1,055,074)	(1,032,774)	(1,683,175)	(1,606,354)
Variable selling expenses	(302,281)	(303,885)	(508,065)	(449,459)
Freights	(681,851)	(653,544)	(993,428)	(786,353)
Other expenses	(576,170)	(195,360)	(414,027)	(249,250)
Total	(16,761,045)	(15,364,098)	(31,266,889)	(23,179,446)

Classification by function:
Cost of products sold	(15,512,386)	(14,109,477)	(29,317,951)	(21,411,775)
Selling	(166,863)	(176,325)	(343,655)	(383,454)
Distribution	(325,079)	(299,890)	(480,532)	(335,510)
General and administrative	(694,396)	(723,118)	(1,025,668)	(969,929)
Research and development	(62,321)	(55,288)	(99,083)	(78,778)
Total	(16,761,045)	(15,364,098)	(31,266,889)	(23,179,446)

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

36                Segment information

The Company’s management determined Braskem’s operating structure based on the type of business and on the main products, markets, and production processes and identified five operating and reportable segments, four of which are production segments and one is a distribution segment. The information on the operating segments presented is that sent to the Chief Executive Officer, who is the main responsible for the Company’s decision making and allocation of funds.

On December 31, 2011, Braskem’s organizational structure comprises the following segments:

•                    Basic petrochemicals

This segment comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, Capuava and Duque de Caxias petrochemical complexes.

•                    Polyolefins

This segment comprises the activities related to the production of polyethylene and polypropylene.

•                    Vinyls

This segment comprises the activities related to the production of PVC, caustic soda and chloride.

•                    Foreign businesses

This segment comprises the activities related to the production of polyethylene in the United States and Germany and Green polyethylene in Brazil. This segment was created on April 1, 2010 as a result of the acquisition of the petrochemical assets from Sunoco Chemicals, as disclosed in Note 5.2. Since October 2011, the results of the plants acquired from Dow Chemical have been added to the results of this segment, as disclosed in Note 5.4.

•                    Chemical distribution

This segment mainly comprises the activities related to distribution of solvents from oil, chemical intermediaries, specialty chemicals and pharmaceutical products of the subsidiary Quantiq.

•                    Segment restructuring

In February 2011, CADE approved the operation for the acquisition and integration of Quattor’s assets, which made possible the change in the Company’s organizational structure as from 2011. The change in relation to the previous structure, presented in the Company’s 2010 annual financial statements, in Note 28, is in the distribution of Quattor’s activities among the Basic petrochemicals and Polyolefins units. The 2010 information below was reclassified to allow comparability with the results for 2011.

Additionally, the Foreign business segment was presented as PP Americas in the financial statements for 2010.

The Company retrospectively reviews the segment information for the periods presented and evaluates and manages their performance based on the information generated in its statutory accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to CPC pronouncements and IFRS, and which are reflected in the consolidated financial statements.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

The eliminations stated in the operating segment information, when compared with the consolidated balances disclosed in accordance with CPC pronouncements and IFRS, are represented by sales between segments that are carried out as arm’s length sales. The reclassifications are represented mainly by results arising from the provision of services that are presented as “other operating income (expenses), net” by operating segment, and as “net sales revenue” in the consolidated financial statements.

The complete results of the subsidiaries Cetrel and Braskem Idesa and the proportional results of the jointly-controlled subsidiaries Propilsur, Polimérica and RPR are presented in Other segments.

The results of equity investments recognized in the Company’s income statement are presented in Corporate unit.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

In 2011 and 2010, the Company does not have any revenue arising from transactions with only one customer that is equal or superior to 10% of its total net revenue. In 2011, the most representative revenue arising from only one customer amounts to approximately 5% of total net revenues of the Company and refers to the Basic petrochemical segment.

The Company does not disclose assets per segment since this information is not presented to its chief operating decision maker.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(a)               Results of operations by segment

	2011
	Reporting segments					Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Reclassifications/ Eliminations	Braskem consolidated
	Basic petrochemicals	Polyolefins	Vinyls	International business	Chemical distribution

Net sales revenue	23,080,909	12,710,687	1,730,894	3,427,487	774,923	41,724,900	270,522	-	41,995,422	(8,819,262)	33,176,160
Cost of products sold	(20,874,367)	(11,589,552)	(1,608,055)	(3,276,353)	(631,552)	(37,979,879)	(216,116)	-	(38,195,995)	8,878,044	(29,317,951)
Gross profit	2,206,542	1,121,135	122,839	151,134	143,371	3,745,021	54,406	-	3,799,427	58,782	3,858,209

Operating expenses	-	-	-	-	-	-	-	-	-	-	-
Selling, general and distribution expenses	(564,536)	(818,528)	(146,357)	(145,396)	(93,601)	(1,768,418)	(74,304)	(7,133)	(1,849,855)	-	(1,849,855)
Results from equity investments	-	-	-	-	-	-	-	(1,419)	(1,419)	-	(1,419)
Other operating income (expenses), net	(10,692)	15,070	(32,126)	(21,035)	7,007	(41,776)	40,349	(75,603)	(77,030)	-	(77,030)
	(575,228)	(803,458)	(178,483)	(166,431)	(86,594)	(1,810,194)	(33,955)	(84,155)	(1,928,304)	-	(1,928,304)

Operating profit (loss)	1,631,314	317,677	(55,644)	(15,297)	56,777	1,934,827	20,451	(84,155)	1,871,123	58,782	1,929,905

											2010
	Reporting segments					Total reportable segments			Braskem consolidated before adjustments
	Basic petrochemicals	Polyolefins	Vinyls	International business	Chemical distribution		Other segments	Corporate unit		Reclassifications/ Eliminations	Braskem consolidated

Net sales revenue	17,794,560	11,386,539	1,799,335	1,697,843	777,923	33,456,200	548,246	-	34,004,446	(8,509,629)	25,494,817
Cost of products sold	(15,516,979)	(9,880,799)	(1,605,930)	(1,558,042)	(658,464)	(29,220,214)	(450,333)	-	(29,670,547)	8,258,772	(21,411,775)
Gross profit	2,277,581	1,505,740	193,405	139,801	119,459	4,235,986	97,913	-	4,333,899	(250,857)	4,083,042

Operating expenses
Selling, general and distribution expenses	(580,008)	(645,263)	(140,981)	(66,966)	(87,106)	(1,520,324)	(77,036)	(91,533)	(1,688,893)	-	(1,688,893)
Results from equity investments	-	-	-	-	-	-	-	20,302	20,302	-	20,302
Results from business combinations	-	-	-	-	-	-	-	975,283	975,283	-	975,283
Other operating income (expenses)	(49,511)	(20,129)	33	(20,430)	2,737	(87,300)	(258)	(87,215)	(174,773)	-	(174,773)
	(629,519)	(665,392)	(140,948)	(87,396)	(84,369)	(1,607,624)	(77,294)	816,837	(868,081)	-	(868,081)

Operating profit (loss)	1,648,062	840,348	52,457	52,405	35,090	2,628,362	20,619	816,837	3,465,818	(250,857)	3,214,961

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

(b)               Net sales revenue per country

	Net sales revenue
	2011	2010

Headquarter - Brazil	19,033,053	16,648,760
United States	5,032,359	3,251,863
Switzerland	2,574,025	999,932
Argentina	1,058,825	1,243,790
Netherlands	862,310	413,148
Mexico	765,834	284,985
Barbados	742,183	531,833
United Kingdom	434,930	376,652
Spain	309,616	50,435
Colombia	302,180	304,466
Uruguay	225,832	108,656
Chile	183,715	116,084
Italy	159,084	42,425
Germany	134,363	655
Portugal	106,463	45,923
Singapore	90,206	141,558
Paraguay	88,011	62,592
China	85,482	40,598
Bolivia	75,482	44,625
Belgium	34,272	-
Turkey	-	7,410
Other	877,935	778,427
	33,176,160	25,494,817

(c)               Net sales revenue per product

	Net sales revenue per product
	2011	2010

PE/PP	15,994,515	13,084,382
Naphtha, condensate and crude oil	4,356,086	1,966,242
Ethylene, Propylene	2,237,711	1,956,721
Benzene, toluene and xylene	2,014,110	1,872,807
PVC/Caustic Soda/EDC	1,730,894	1,799,335
ETBE/Gasoline	1,557,080	1,285,521
Butadiene	1,547,222	1,016,795
Chemical distribution	774,923	777,923
Cumene	690,170	391,966
Solvents	274,991	284,761
Other	1,998,458	1,058,364
	33,176,160	25,494,817

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

37                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

On March 30, 2011, Riopol’s assets were included in Braskem’s insurance program.

In October 2011, the entire All Risks program of Braskem was renewed and the polypropylene operations acquired from Dow Chemical were included in the insurance program of the “Foreign Businesses” segment.

The all-risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the all-risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million

Braskem	April 8, 2013	548	2,000	27,340
Braskem America and Braskem Alemanha	September 30, 2012	366	500	2,438
Quantiq	May 30, 2012	366	55	79
Total				29,857

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

38                Changes in investments in subsidiaries and associates – cash flow - 2010

(a)               2011

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$ 73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

(b)               2010

•                    Parent company

		Parent company
Acquired companies / Capitalized	Note	Amount paid
Quattor (consolidated)	1 (b.1 (iv))	(659,454)
Unipar Comercial	1 (b.1 (v))	(27,104)
Polibutenos	1 (b.1 (v))	(44,844)
		(731,402)
Advance for future increase in capital		(2,708,501)
Capital increase - jointly controlled		(1,146,330)
		(4,586,233)

•                    Consolidated

				Consolidated
Acquired companies	Note	Amount paid	Cash acquired	Net Amount
Quattor (consolidated)	1 (b.1 (iv))	(659,454)	413,847	(245,607)
PP America	1 (b.2)	(620,837)		(620,837)
Unipar Comercial	1 (b.1 (v))	(27,104)	1,857	(25,247)
Polibutenos	1 (b.1 (v))	(44,844)	2,479	(42,365)
Cetrel		(5,371)		(5,371)
		(1,357,610)	418,183	(939,427)

Operations related to investments that did not affect cash in 2010

(i)            Acquisition of 15% of Riopol’s capital from BNDESPAR with payment in installments (Note 18).

(ii)          Merger of shares corresponding to 9.02% of Riopol’s capital by means of the delivery of Braskem shares.

(iii)        Acquisition of shares of Quattor Petroquímica by means of the delivery of Braskem shares.

(iv)        Merger of shares corresponding to 40% of Quattor’s capital by means of the delivery of Braskem shares to Petrobras.

Braskem S.A.

Notes to the financial statements

at December 31, 2011

All amounts in thousands of reais unless otherwise stated

39                Subsequent events

(a)               Partial spin-off of BRK and merger of Petroquisa

On January 27, 2012, the controlling shareholder of Braskem was proportionally spun-off. In this spin-off, part of the shares issued by Braskem and which were held by BRK were delivered to Petrobras.  BRK became a wholly-owned subsidiary of OSP and kept the shares that are equivalent to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petroquisa into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem.

(b)               On February 8, 2012, CADE approved the acquisition by Braskem of the units acquired from Dow Chemical located in the United States and Germany (Note 5.4).

(c)               On February 28, 2012, the Extraordinary General Shareholders’ Meeting approved the merger of Ideom into the Company.

(b)               Braskem completed the following issues of bonds: (i) US$ 250 million, on February 2, 2012, related to the additional issue to the issue Braskem Finance performed in April 2011 in the amount of US$ 750 million (Note 19(a)); and (ii) US$ 250 million on February 14, 2012, related to the additional issue to the issue of perpetual bonds Braskem Finance performed in October 2010, in the amount of US$ 700 million (Note 19(a)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.